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07025114

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Powerlogix Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

FILE NO. 82- 35003 FISCAL YEAR 4-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dew

DAT : 7/11/07

082- 35003

ARLS
4-30-07

Financial Statements of

RESVERLOGIX CORP.

Years ended April 30, 2007 and 2006

35003

KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resverlogix Corp. as at April 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
June 27, 2007

35003

RESVERLOGIX CORP.

Consolidated Balance Sheets

April 30, 2007 and 2006

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 543,182	$ 3,059,166
Short term investments	12,183,765	4,636,463
Prepaid expenses and deposits	851,322	246,343
	13,578,269	7,941,972
Property and equipment (note 3)	940,526	769,076
Intellectual property and patents (note 4)	518,160	296,506
Deferred financing costs (note 5)	1,574,906	–
	$16,611,861	$ 9,007,554
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,564,477	$ 647,433
Accrued interest on debentures	483,815	–
	3,048,292	647,433
Convertible debentures (note 6)	14,694,289	–
Shareholders' equity:		
Common shares (note 7)	20,540,096	20,313,242
Convertible debentures equity component (note 6)	1,320,428	–
Contributed surplus (note 7)	6,746,518	2,347,073
Warrants (note 7)	3,627,737	83,520
Deficit	(33,365,499)	(14,383,714)
	(1,130,720)	8,360,121
Nature of operations (note 1)		
Commitments (notes 4 and 9)		
	$16,611,861	$9,007,554

See accompanying notes to the consolidated financial statements.

Signed on behalf of the Board:

Signed: "William A. Cochrane" Director

Signed: "Whitney O. Ward" Director

35003

RESVERLOGIX CORP.

Consolidated Statements of Operations and Deficit

Years ended April 30, 2007 and 2006

	2007	2006
Revenue:		
Interest income	$ 320,665	$ 272,266
Gain on sale of short term investments	514	–
	321,179	272,266
Expenses:		
Research and development	10,598,795	3,387,647
General and administrative	2,318,244	1,829,821
Stock-based compensation	4,425,135	1,912,953
Amortization of financing costs	189,247	–
Interest and accretion on convertible debentures	909,668	–
Depreciation and amortization	386,317	239,462
Patent abandonment (note 4)	129,508	–
Foreign exchange loss (gain)	(305,734)	36,062
	18,651,180	7,405,945
Net loss	18,330,001	7,133,679
Deficit, beginning of year	14,383,714	6,631,806
Share repurchase (note 7)	651,784	618,229
Deficit, end of year	$33,365,499	$14,383,714
Net loss per common share – basic and diluted	$ 0.76	$ 0.30
Weighted average number of common shares	24,104,348	23,815,621

See accompanying notes to the consolidated financial statements.

35003

RESVERLOGIX CORP.

Consolidated Statements of Cash Flows

Years ended April 30, 2007 and 2006

	2007	2006
Cash provided by (used in):		
Operations:		
Net loss	$(18,330,001)	$(7,133,679)
Items not involving cash:		
Stock-based compensation	4,425,135	1,912,953
Depreciation and amortization	386,317	239,462
Debenture accretion and amortization of financing costs	596,887	–
Unrealized foreign exchange gain	(62,538)	(4,375)
Patent abandonment	129,508	–
Cancellation of preferred shares	–	(50,000)
Gain on sale of short term investments	(514)	–
	(12,855,206)	(5,035,639)
Changes in non-cash working capital:		
Accounts receivable	–	79,473
Prepaid expenses and deposits	(604,979)	(216,655)
Accounts payable and accrued liabilities	1,963,211	244,130
Accrued interest on debentures	502,028	–
	(10,994,946)	(4,928,691)
Financing:		
Proceeds on issue of convertible debentures (net of issue costs)	18,164,827	–
Proceeds from exercise of options and warrants	240,866	1,938,777
Share repurchase	(775,006)	(725,519)
Equipment leases	–	(32,930)
Unrealized foreign exchange gain	(694,166)	–
	16,936,521	1,180,328
Investing:		
Short term investments	(7,927,590)	(965,250)
Property and equipment additions	(517,125)	(444,619)
Patent additions	(391,804)	(209,712)
Non-cash investing working capital	(1,842)	(5,127)
Unrealized foreign exchange loss	380,802	7,400
	(8,457,559)	(1,617,308)
Decrease in cash and cash equivalents	(2,515,984)	(5,365,671)
Cash and cash equivalents, beginning of year	3,059,166	8,424,837
Cash and cash equivalents, end of year	$ 543,182	$ 3,059,166
Interest paid	$ –	$ 1,589

See accompanying notes to the consolidated financial statements.

Resverlogix Corp. and its wholly owned subsidiary, RVX Therapeutics Inc., are incorporated under the laws of Alberta. The Company's primary business activity is the research and development of various drugs to treat cardiovascular disease, Alzheimer's disease, and the treatment of cancer and fibrotic disease.

1. Nature of operations:

The Company is moving through the research and development stages of biopharmaceutical development. Early drug development stages such as discovery, preclinical, and lead optimization can take several years to complete. The environment of drug development is a long process, and as such the Company has not generated any commercial revenue or a customer base.

The Company has the following projects under development:

(a) NexVas™ Plaque Regression (PR):

The Company's lead technology NexVas™ PR is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) NexVas™ Vascular Inflammation (VI) / ReVas™:

The NexVas™ VI program emphasizes the involvement of chronic inflammation in the formation of atherosclerotic plaques. The focus is to identify novel small molecules that regulate pro-inflammatory mediators of atherosclerosis.

ReVas™ technology is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of cardiovascular disease, in particular restenosis.

(c) NexVas™ Alzheimer's Disease (AD):

The NexVas™AD program is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque.

(d) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

RESVERLOGIX CORP.

Notes to the Consolidated Financial Statements, page 2

Years ended April 30, 2007 and 2006

1. Nature of operations continued:

Research and development expenditures on these projects are as follows:

	2007	2006	Cumulative since inception
NexVas PR	$ 9,351,009	$3,109,445	$14,671,035
NexVas VI / ReVas	1,048,678	106,617	1,155,295
TGF-β Shield	199,108	176,788	689,513
	$10,598,795	$3,392,850	$16,515,843

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At April 30, 2007, the Company had $10.5 million of working capital, including $12.7 million of cash and short term investments. In January 2007, the Company raised U.S. $17.0 million through convertible debenture financing issued to certain institutional investors. Management continues to pursue financing to ensure that it has sufficient working capital to fund its development and corporate operations beyond April 30, 2008. Should the Company be unable to access adequate funding, adjustments would be necessary to assets and liabilities and revenues and expenses.

2. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Property and equipment:

Property and equipment are recorded at cost and are depreciated on a straight-line or declining balance basis over their estimated useful lives as follows:

Assets	Method	Rate
Laboratory equipment	Declining balance	20%
Office furniture and equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Computer software	Straight-line	3 years
Leasehold improvements	Straight-line	term of lease

2. Significant accounting policies (continued):

(c) Cash and cash equivalents:

Cash and cash equivalents consists of balances with the Company's bank.

(d) Short term investments:

Short term investments, consisting primarily of guaranteed investment certificates, commercial papers and bankers' acceptances, are liquid investments that are readily convertible to known amounts of cash, with maturities of less than one year. They are carried at the lower of cost plus accrued interest and market value.

(e) Research and development costs and Intellectual property:

Research and development costs are expensed in the period in which they are incurred. Development costs that meet the criteria specified by Canadian accounting standards are deferred and amortized over the life of the related project. Amounts expended on intellectual property that comprises in-process research and development is charged to operations. To date, no development costs have been deferred.

(f) Patents:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

(g) Deferred financing costs:

Costs incurred in obtaining convertible debenture financing, including agency fees, legal costs, and regulatory fees, have been capitalized to deferred financing costs. These costs are amortized on a straight-line basis over the three year term of the debt, beginning on January 4, 2007, when the financing was completed.

(h) Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted Canadian tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

2. Significant accounting policies (continued):

(i) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. In calculating diluted per share amounts, the Company follows the treasury stock method to determine the dilutive effect of stock options and warrants. The dilutive effect is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the year. Only dilutive instruments, where market value exceeds the exercise price, impact the calculation.

(j) Stock based compensation plan:

For options or similar instruments granted to employees and non-employees after April 30, 2003, an amount equal to the fair value of the instrument on the date of grant is recorded as a charge to operations over the vesting period. The fair value of options and similar instruments is estimated on the grant date using the Black-Scholes option pricing model. Any consideration received upon exercise of the options and similar instruments together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in common shares.

3. Property and equipment:

2007	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$ 1,048,140	$ 415,826	$ 632,314
Office furniture and equipment	61,984	34,669	27,315
Computer equipment	173,493	107,080	66,413
Computer software	76,582	63,462	13,120
Leasehold improvements	456,870	255,506	201,364
	$ 1,817,069	$ 876,543	$ 940,526

2006	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$ 813,325	$ 293,319	$ 520,006
Office furniture and equipment	48,581	24,589	23,992
Computer equipment	123,966	69,832	54,134
Computer software	66,900	22,389	44,511
Leasehold improvements	247,172	120,739	126,433
	$ 1,299,944	$ 530,868	$ 769,076

RESVERLOGIX CORP.

4. Intellectual property and patents:

April 30, 2007	Cost	Accumulated amortization	Net book value
Acquired property (NexVas™)	$ 818	$ 136	$ 682
Patents	712,193	65,207	646,986
Patent abandonment	(139,423)	(9,915)	(129,508)
	$ 573,588	$ 55,428	$ 518,160
April 30, 2006			
Acquired property (NexVas™)	$ 818	$ 91	$ 727
Patents	320,389	24,610	295,779
	$ 321,207	$ 24,701	$ 296,506

The Company has chosen to abandon one of its early patent applications after the Company received the first substantive office actions for the application. The Company chose to abandon these patent applications to pursue other patent applications that are more closely in line with the Company's current scientific objectives and business plan. All costs and amortization incurred to date that are noted in the schedule above were expensed in April 2007.

In October 2004, the Company entered into an exclusive license agreement that expands the number of proprietary compounds that the Company can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration the Company paid an initial license fee of U.S. $25,000. In addition, the Company is required to make additional payments of U.S. $50,000 upon the discovery of each nutraceutical which contains a compound protected by the patent which will be used in a commercial context and a payment of U.S. $300,000 upon the first enrolment of a patient into a regulatory approved Phase I Clinical Trial for a pharmaceutical compound protected by the patent.

5. Deferred financing costs:

Costs incurred in obtaining convertible debenture financing, including agency fees, legal costs, and regulatory fees, have been capitalized to deferred financing costs. These costs are amortized on a straight-line basis over the three year term of the debenture, beginning on January 4, 2007, when the financing was completed.

5. Deferred financing costs (continued):

April 30, 2007	Cost	Accumulated amortization	Net book value
Agency fees	$ 1,569,826	$ 168,799	$ 1,401,027
Legal costs	144,912	15,135	129,777
Regulatory fees	49,415	5,313	44,102
	$ 1,764,153	$ 189,247	$ 1,574,906

6. Convertible debentures:

A reconciliation of the convertible debentures and its equity components is provided below:

	Carrying Value	Face Value
January 4, 2007 issuance	$ 19,928,980	$ 19,928,980
Warrants issued to debenture holders	(3,627,737)	–
Portion allocated to equity	(1,320,428)	–
Accretion of non-cash interest expense	407,640	–
Foreign exchange translation	(694,166)	(899,600)
Balance April 30, 2007	$ 14,694,289	$ 19,029,380

The Company's convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature. Upon conversion, a portion of the debt and equity are transferred to share capital. The debt balance associated with convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of operations and deficit.

The Company issued $17.0 million (U.S.) of senior secured convertible debentures on January 4, 2007 that mature on January 4, 2010, and bear a coupon rate of 8% per annum paid semi-annually on July 1 and January 1 of each year. The interest rate may be increased pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights. Where such conditions occur, the debenture's coupon rate can range between 10%-15% per annum and can not be subsequently decreased.

6. Convertible Debentures (continued):

The holder of the debentures can convert their debentures into 1,634,607 common shares at any time but are subject to trading restrictions as in the last paragraph in this note. The Company at its option may, subject to certain restrictions noted in the next sentence, pay the interest in the form of cash, common shares or some combination thereof. The Company may elect to pay in common shares in whole or in part, only if certain equity conditions are met and trading dollar volumes preceding those payment dates equal or exceed $250,000 for 20 consecutive trading days unless otherwise waived by the holder ('Equity Conditions").

The debentures are convertible any time at the option of the holders into common shares at a conversion price of $12.07 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price. The Company, at its option, can initiate a mandatory conversion of the debentures into common shares 4 months after the issuance of the debentures. The mandatory conversion option allows for equal one-third conversion amounts per annum over the term of the debt when certain stock trading premiums over the conversion price in effect at the time of the conversion are achieved.

In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders converts their debentures, the Company is obligated to pay interest at the then applicable rate on the converted amount through the maturity date at the time of conversion. The Company, at its election, can pay the interest in cash, common shares or some combination thereof pursuant to the Equity Conditions.

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii) the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest.

As part of the issuance of the debentures 408,647 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $15.09 ($13.00 U.S.) per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price. The warrants have been valued for financial statement presentation using the Black-Scholes option pricing model with assumptions that are further described in Share Capital under note 7 of the financial statements. The value of the warrants has been deducted from the carrying value of the convertible debentures.

Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares underlying the debentures and warrants will not be able to trade the debentures, warrants or common shares underlying the debentures and warrants until May 5, 2007.

RESVERLOGIX CORP.

7. Share capital:

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with rights as determined by the Board of Directors at the time of issue.

(b) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2005	23,242,614	$17,619,707
Issued on exercise of warrants	302,975	698,260
Issued on exercise of stock options	700,300	1,240,517
Transfer from warrants on exercise of warrants		436,937
Transfer from contributed surplus on exercise of options		594,201
Shares repurchased and cancelled	(118,100)	(107,290)
Share issue costs		(169,090)
Balance, April 30, 2006	24,127,789	20,313,242
Issued on exercise of warrants	68,742	206,226
Issued on exercise of stock options	29,000	34,640
Transfer from warrants on exercise of warrants		83,520
Transfer from contributed surplus on exercise of options		25,690
Shares repurchased and cancelled	(127,500)	(123,222)
Balance, April 30, 2007	24,098,031	$20,540,096

Series A Preferred shares	Number of shares	Amount
Balance, April 30, 2004 and 2005	2,000,000	$ 50,000
Cancellation and return to treasury	(2,000,000)	(50,000)
Balance, April 30, 2006	–	$ –

(b) Issued and outstanding (continued):

On November 1, 2005, all issued and outstanding preferred shares were cancelled and returned to treasury.

7. Share capital continued:

(c) Normal Course Issuer Bid:

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. In 2007, the Company acquired 45,300 of its common shares pursuant to this Normal Course Issuer Bid at an average price of $6.18 per share, at a total cost of $284,210 including commissions. Over the full term of the Normal Course Issuer Bid, the Company has acquired 163,400 of its common shares at an average price of $6.09 per share. The total cost of this program including commissions was $1,009,729. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

On August 11, 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of the repurchase. Pursuant to the Normal Course Issuer Bid, the Company has acquired 82,200 of its common shares at an average price of $5.91 per share. The total cost of this program including commissions is $490,796. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

(d) Stock options:

On October 27, 2006, the Company amended its existing stock option plan with the approval of security holders in order to comply with new guidance from the Toronto Stock Exchange on Section 613 of the TSX Company Manual and Staff Notice 2006-001 related to security based compensation arrangements. The amended plan provides for detailed amendment procedures pursuant to the Staff Notice 2006-0001, requiring security holder approval prior to certain changes being made to security based compensation plans. Notwithstanding the provisions of the detailed amendment procedures, approval must be obtained from security holders for an amendment to any stock option agreement that would reduce the exercise price or extend the expiry date of options granted to an insider.

The amended plan has been approved as a rolling 10% plan that allows for reservation of a number of Common Shares under the plan equal to 10% of the Company's issued and outstanding Common Shares on an undiluted basis. Additionally, the provisions have been added to make the plan a reloading plan, which allows any options under the plan that expire, are cancelled or are exercised, the number of Common Shares reserved for issuance related to these options automatically become eligible to be reallocated pursuant to stock option based grants. The Company may grant options to its directors, officers, employees and consultants. The majority of options fully vest over two to three years and have a two to five

RESVERLOGIX CORP.

7. Share capital continued:

(d) Stock options (continued):

year term. The majority of options issued in 2006 vested over three years and have a two to five year term.

During the quarter ended January 31, 2007, the Company revised the exercise price of certain options that were improperly discounted when they were issued. The exercise price of the affected options has been subsequently increased to the corresponding market price at the

time of the stock options were granted. The affected options were granted between March 2004 and March 2006. The overall impact on the weighted average exercise price was not material has been separately disclosed below in the table below.

	2007		2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	2,896,200	$ 4.05	2,314,000	$ 1.82
Options re-priced	–	.70	–	–
Granted at less than market price	–	–	957,500	6.47
Granted at greater than market price	470,000	10.38	400,000	7.60
Exercised	(29,000)	1.19	(700,300)	1.77
Expired	(40,000)	7.25	(75,000)	6.19
Outstanding at end of year	3,297,200	$ 5.16	2,896,200	$ 4.05
Weighted average remaining contractual life	2.8 years		3.2 years	

7. Share capital continued:

(d) Stock options (continued):

The following table summarized information about the options outstanding and exercisable at April 30, 2007.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable
$1.16 - $1.60	1,197,700	1.1	$1.57	1,197,700
$2.25 - $2.53	332,000	2.9	$2.35	295,750
$5.27 - $7.96	1,532,500	4.0	$7.19	640,000
$14.16	235,000	3.8	$14.16	0
	3,297,200	2.8	$5.16	2,133,450

The weighted average fair value of the options granted during the year was $5.76 for options granted at greater than or equal to market price (2006 - $4.35, granted at less than market price and $3.70 for options granted at greater than market price) per option using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Risk-free interest rate	4%	4%
Expected life	4 years	2 to 5 years
Expected volatility	58% - 89%	73%

(e) Warrants:

As part of the issuance of convertible debentures 408,647 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $15.09 ($13.00 U.S.) per share. Unless permitted under Canadian securities legislation, the holders of the warrants will not be able to exercise and trade the warrants until May 5, 2007.

35003

7. Share capital continued:

(e) Warrants (continued):

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2005	371,717	$ 351,367	$ 2.43
Exercised during period	(302,975)	(267,847)	3.00
Outstanding, April 30, 2006	68,742	83,520	3.00
Granted in connection with convertible debentures	408,647	3,627,737	15.09
Exercised during period	(68,742)	(83,520)	3.00
Outstanding, April 30, 2007	408,647	$ 3,627,737	$ 15.09

The estimated fair value of the warrants granted has been recorded net of the convertible debentures. The weighted average fair value of the warrants granted during 2007 was $8.88 per warrant, using the Black-Scholes option pricing model with the following weighted average assumptions.

	2007
Risk free interest rate	4%
Expected life	4 years
Expected volatility	76%

7. Share capital continued:

(f) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2005	$ 1,028,321
Options exercised	(594,201)
Fair value of options granted	1,912,953
Balance, April 30, 2006	2,347,073
Options exercised	(25,690)
Fair value of options granted	4,425,135
Balance, April 30, 2007	$ 6,746,518

(g) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the year of 24,104,348 (2006 - 23,815,621). The effect upon the conversion of stock options and warrants is anti-dilutive.

8. Income taxes:

The provision for income taxes differs from the amount which would be obtained by applying the combined federal and provincial income tax rate to the net loss in the year. A reconciliation of the expected tax and the actual provision for income taxes is as follows:

	2007	2006
Expected tax recovery – 32.1% (2006 – 33.5%)	$ 5,883,900	$ 2,389,800
Stock-based compensation	(1,420,500)	(640,900)
Tax rate reduction	(1,037,900)	–
Other	(358,000)	695,800
Increase in valuation allowance	(3,067,500)	(2,444,700)
	$ –	$ –

8. Income taxes (continued):

The components of the net future income asset are as follows:

	2007	2006
Non-capital losses	$ 4,206,800	$ 2,150,200
Scientific research and experimental development expenditures	3,643,100	2,368,800
Share issue costs	208,200	505,700
Other	(182,500)	(216,600)
Less: Valuation allowance	(7,875,600)	(4,808,100)
	$ –	$ –

The Company has non-capital losses of approximately $14.5 million (2006 - $6.4 million) available to reduce future years' taxable income expiring from time to time up to 2027. The Company also has $12.6 million of scientific research and experimental development tax deductions which do not expire. Not reflected above are $2.5 million of investment tax credits available to reduce future years' income tax, subject to approval by Canada Revenue Agency and expiring from time to time up to 2027.

9. Commitments:

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $772,943 and have been appropriately accrued in the financial statements. In addition, the Company is committed to pay $5,002,000 for completion of the studies. Payments are as follows:

2008	$ 4,813,000
2009	189,000

As at April 30, 2007, the Company was committed to operating lease payments for office and laboratory premises as follows:

2008	$ 169,246
2009	74,658
2010	27,515

10. Financial instruments:

The fair value of monetary assets and liabilities, except the Company's short term investments, approximate their carrying values, due to the short-term nature of these instruments. The market value of the short term investments at April 30, 2007 was approximately $12.2 million (2006 - $4.7 million).

The Company is exposed to fixed rates of interest on its convertible debentures that may be adjusted pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights as described in Note 6 of the Consolidated Financial Statements. Where such conditions occur, the debenture's coupon rate can range between 10%-15% per annum and can not be subsequently decreased.

11. Payment to related party:

In 2007, the Company paid consulting fees of $30,000 (2006 - $30,000) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

12. Subsequent event:

On June 7, 2007, the Company sold and issued U.S. $25 million of senior secured convertible debentures due June 6, 2012 ("Debentures") and accompanying warrants to purchase, in the aggregate, 529,000 common shares of the Company ("Warrants"). Interest on the Debentures is payable semi-annually in arrears at a rate of 8% per annum, subject to upward adjustments between 10%-15% based on decreases in the trading price of the common shares below the conversion price then in effect and subject to subsequent downward readjustments based on increases in the trading price of the common shares, but in no event shall the interest rate be less than 8%. Interest is payable on the first day of July and January of each year. The first interest payment shall be due January 2008. The Company at its option may pay the interest in the form of cash, common shares or some combination thereof. If there is an election to pay in common shares in whole or in part, certain equity conditions must be met and trading dollar volumes preceding those payment dates equal or exceed $250,000 for 20 consecutive trading days unless otherwise waived by the holder ('Equity Conditions").

The Debentures are convertible into 1,512,000 common shares at a conversion price of CAD $17.50 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price, The holder of the Debentures can convert their debentures in common shares at any time but are subject to trading restrictions as in the last paragraph in this note. The Company, at its option, can initiate a mandatory conversion of the Debentures into common shares 4 months after the issuance of the Debentures. The mandatory conversion option allows for equal one-third conversion amounts per annum over the term of the

RESVERLOGIX CORP.

12. Subsequent event (continued):

debt when certain stock trading premiums over the conversion price in effect at the time of the conversion are achieved.

In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders converts their Debentures, the Company is obligated to pay interest at the then applicable rate on the converted amount through the maturity date at the time of conversion. The Company, at its election, can pay the interest in cash, common shares or some combination thereof pursuant to the Equity Conditions.

The Warrants have an exercise price of CAD $20.63 per share, and subject to the same anti-dilution adjustments as the debt.

Unless permitted under Canadian securities legislation, the holders of the Debentures, Warrants and common shares underlying the Debentures and Warrants will not be able to trade the Debt, Warrants or common shares underlying the Debentures and Warrants until October 8, 2007.

13. Comparative financial statements

The Comparative financial statements have been reclassified from statements previously presented to conform to the 2007 financial statement presentation.

35003

RESVERLOGIX

RESVERLOGIX CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE YEAR ENDED APRIL 30, 2007

JUNE 27, 2007

35003

This management's discussion and analysis of operations and financial position should be read in conjunction with the Company's April 30, 2007 audited financial statements. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development of novel, first in-class therapeutics that reduces the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

The Company has initiated during the year a new discovery program in the area of cognitive disorders from its current NexVas technology platform. NexVas™ Alzheimer's Disease (NexVas AD) is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque. Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's Disease.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application early stage clinical studies and partnering with a leading life science organization to sell or license the technology. This strategy will avoid the significant investment and resources required for later stage clinical development and represents a logical and prudent business strategy.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of June 27, 2007, Resverlogix owns and/or has rights to six patent families, comprising one issued US patent and twenty-five pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The twenty-five pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's intellectual property strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific development of NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of moving towards the filing of its Investigational New Drug (IND) application for its NexVas PR technology. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of the Company's CVD research programs.

Scientific Developments

In August 2006, the Company announced that it has expanded its cardiovascular disease research efforts into vascular inflammation. Preliminary findings have demonstrated that certain NexVas™ compounds have inhibitory effects on a number of inflammation markers, comparable to and better than positive controls. Resverlogix believes that this research expansion will continue to position the Company as a leader in CVD research while presenting multiple commercial opportunities.

In September 2006, Resverlogix announced that it chose its first lead molecule RVX-208 for first administration in man studies. The pharmacokinetic results of the molecules in humans will guide and accelerate the further clinical development as to pharmacological doses needed to significantly raise ApoA-I, the cardioprotective protein in HDL cholesterol. Administration of low doses, so called microdosing, is a technique which can improve predictability, efficiency and expedience of subsequent human trials. The Company planned to commence microdosing trials early in 2007 but is awaiting United Kingdom regulatory approval. Given the rapid progression of toxicology data for RVX-208, the completion of a microdosing trial at this time may not provide additional value.

The Company also announced that its lead candidate, RVX-208, illustrated the ability to raise ApoA-I in animals up to 180 percent over controls. It is estimated that a larger than 8 percent permanent ApoA-I increase in humans would have a significant impact on atherosclerosis and cardiovascular disease. RVX-208 possesses significant higher potency relative to earlier compounds in the drug discovery program.

In November 2006, the Company announced that its clinical candidate, RVX-208, illustrated rapid increase plasma levels of ApoA-I up to 150% relative to control animals in the first 24 hours. The significance of this early result indicates the potential for rapid and sustained increase of ApoA-I. These initial findings are believed to potentially benefit patients suffering from acute cardiovascular complications, such as acute coronary syndrome and post myocardial infarction. This data in combination with the increase of ApoA-I up to 180% in transgenic animal models following 7 days of treatment demonstrates that RVX-208 rapidly increases the production of ApoA-I and that the large elevations of ApoA-I are sustained over time.

In March 2007, the Company announced the initiation of a research program dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as Alzheimer's Disease (AD). A growing body of epidemiological evidence indicates a link between low ApoA-I/HDL and increased neurodegenerative diseases such as Alzheimer's. Resverlogix has potent molecules in raising plasma ApoA-I/HDL by increasing endogenous ApoA-I production. These important scientific findings coupled with growing epidemiological evidence support a clear path for clinical development of NexVas AD.

The Company also reported favorable results from 28-day toxicology studies conducted on its lead drug compound RVX-208. The pharmacology data collected during a three week study in mice indicate that the efficacy progressively increased with the duration of treatment, thus making the molecule attractive for chronic therapy. The 28-day toxicity studies conducted in rats and monkeys indicate that high doses of RVX-208 are safe and well tolerated on repeated oral administration. These combined findings confirm the positioning of RVX-208 as a novel therapeutic agent designed to positively regulate levels of Apolipoprotein A-1 (ApoA-I) and HDL, along with a significant margin of safety. With the completion of this critical component of the drug development program for RVX-208, the focus will shift toward completion of an Investigational New Drug (IND) application and the initiation of the Phase 1 clinical program.

In April 2007, the Company announced pivotal proof-of-concept data in non-human primates for the NexVas PR program. Interim results from a long term study in adult African Green monkeys demonstrate that oral administration once daily of RVX-208 for 28 days increased the levels of serum ApoA-I and HDL cholesterol. Serum ApoA-I increased by 52% and HDL cholesterol increased by 95% with RVX-208 treatment. Data collected at day 42 demonstrated a sustained treatment effect. There were no changes in other lipid profiles including LDL cholesterol. This data establishes proof-of-principle for the efficacy of RVX-208, and coupled with the toxicology data represents a significant achievement.

The following scientific developments were announced subsequent to the Company's fiscal year ended April 30, 2007:

In May 2007, the Company announced the demonstration of a successful method and route of delivery for a potential therapeutic to select cells in the back of the eye. These findings were researched through the UCL Institute of Ophthalmology, University College London, and will be used for testing and development of the Company's TGF-β shield technology. Resverlogix is focused on the development of a therapeutic approach to modulate the deleterious effects of transforming growth factor-β in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In June 2007, the Company announced a research collaboration with Dr. Larry Sparks and Sun Health Research Institute, Sun City Arizona, for its NexVas AD program. Dr. Sparks was the first to discover the neuropathologic link between cholesterol and Alzheimer's disease. In a three-year study at the Institute's Cleo Roberts Center for Clinical Research it was confirmed in nationwide clinical trials that elevated cholesterol levels might predict which aging seniors are more at risk of developing Alzheimer's disease. In a separate study directed by Dr. Sparks, it was demonstrated that Lipitor®, a cholesterol-lowering medication, slows the progression and reduces the deterioration of Alzheimer's disease. Sun Health Research Institute (SHRI) has been a leader nationally and internationally in the effort to find answers to disorders related to aging including Alzheimer's disease, Parkinson's disease, arthritis and prostate cancer. The Institute, founded in 1986, together with its Arizona consortium partners, has been designated by the National Institutes of Health as one of just 29 Alzheimer's Disease Centers in the nation.

Clinical Review Committee

In November 2006, Resverlogix conducted its first clinical advisory meeting in Chicago prior to the American Heart Association's scientific meeting. Based on a thorough review of the science with leading experts such as Dr. Bo Angelin, professor of clinical metabolism at Karolinska Institute, Sweden, the expert panel recommended that the Company constitute a clinical review committee for its ApoA-I enhancing lead program.

Based on the recommendation of the expert panel, Resverlogix named Dr. Philip Barter, Dr. Prediman K. Shah, Dr. Daniel Rader, Dr. Bo Angelin and Dr. Jacques Genest, all internationally renowned cardiovascular researchers, to its newly formed Clinical Advisory Board (CAB). Dr. Barter is currently director of the Heart Research Institute, in Sydney, Australia, and is also a professor of medicine at the University of Sydney. Dr. Shah is a director of the division of cardiology and the atherosclerosis research centre at Cedars-Sinai Medical Center, and is also a professor of medicine at the David Geffen School of Medicine at the University of California, Los Angeles. The support and guidance that will be received from these members of our clinical review committee will accelerate the NexVas plaque regression program. Dr. Rader is an associate professor of medicine and pathology at the University of Pennsylvania School of Medicine in Philadelphia, Pennsylvania. He is director of preventive cardiology and the lipid clinic and associate director of the General Clinical Research Center. Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the arteriosclerosis thrombosis and vascular biology council of the American Heart Association and the scientific board of the Sarnoff Foundation. Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments Dr. Angelin is currently serving as a member of the Nobel Assembly of Karolinska Institutet and the Nobel Committee for Physiology or Medicine. Dr. Genest is currently Professor, Faculty of Medicine, at McGill University and director of the division of cardiology at McGill University Health Centre/Royal Victoria Hospital. He is also a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association.

The Company is very pleased to have these leading experts join the CAB and look forward to their active involvement in the development of the NexVas program.

Board of Directors

In May 2007, Resverlogix appointed Dr. Roger Newton, PhD, to the Board of Directors, to be effective July 10, 2007. Dr. Newton has worked 25 years in the pharmaceutical and life sciences industries, and is currently senior vice-president of Pfizer Global Research and Development, and director at Esperion Therapeutics Inc., a Pfizer Inc. company. He was formerly co-founder, president and chief executive officer of Esperion Therapeutics. His exceptional track record will clearly add a very positive level of proven expertise in drug development, corporate finance and operational management to the board.

Medtronic Licensing Agreement

In July 2006, Resverlogix signed a licensing agreement with Medtronic, Inc., a major medical technology devices company. The agreement would give Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to Resverlogix, and additional payments upon successful completion of certain predefined milestones. The Company would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and market acceptance, Resverlogix would be eligible to receive up to a maximum of US$291,000,000 in combined payments.

Issuance of Convertible Debentures

In January 2007, the Company sold and issued to certain institutional investors $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 ($10.40 U.S.) per share, subject to certain adjustments further described in notes to the April 30, 2007 financial statements. The debentures initially have an eight percent interest rate payable semi-annually and are subject to increases in the rate pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights. In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to pay interest at the then applicable rate on the converted amount through the maturity date at the time of conversion. Oppenheimer & Co. Inc. acted as placement agent and Caris & Co. acted as co-agent for the offering. Also issued were 408,647 accompanying warrants at an exercise price of $15.09 ($13.00 U.S.) per share, subject to certain adjustments. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until May 5, 2007.

As of June 27, 2007, the holders have converted 412,661 of the underlying common shares leaving approximately 1.2 million underlying common shares unconverted. The Company has paid interest in the form of 8,289 common shares and $12,314 U.S. in cash in accordance with the interest calculations defined in the convertible debentures.

The following financial developments were announced subsequent to the Company's fiscal year ended April 30, 2007:

In June 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012. The debentures are convertible any time at the option of the holders at a conversion price of $17.50 per share, subject to certain adjustments further described in notes to the April 30, 2007 financial statements. The debentures initially have an eight percent interest rate payable semi-annually and are subject to increases in the rate pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights. In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to pay interest at the then applicable rate on the converted amount through the maturity date at the time of conversion. Oppenheimer & Co. Inc. acted as placement agent for the offering. Also issued were 529,350 accompanying warrants at an exercise price of $20.63 per share, subject to certain adjustments. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until October 8, 2007.

Retention of Financial Advisor

In January 2007, the Company retained UBS Securities to act as the financial advisor to assist the board of directors and management in its evaluation of strategic alternatives for the Company. Their role is to evaluate alternatives with the NexVas plaque regression franchise and secure a strategic agreement regarding the technologies. Resverlogix has not yet set a definitive timetable for completion of its evaluation and there are no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

SELECTED ANNUAL INFORMATION

Financial information for the last three years ended April

	2007	2006	2005
Revenue	$321,179	$272,266	$220,817
Net (loss)	($18,330,001)	($7,133,679)	($3,578,984)
Net (loss) per share (basic and fully diluted)	($0.76)	($0.30)	($0.17)
Assets	$16,611,861	$9,007,554	$12,863,324
Long-term liabilities	$14,694,289	$0	$0

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the year ended April 30, 2007 of $18,330,001, or $0.76 per share compared to a net loss of $7,133,679 or $0.30 per share for the year ended April 30, 2006.

The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the year ended April 30, 2007 was $1,091,000 as compared to $412,000 for the same period in the prior year. The increase is primarily related to planned expenditures to accelerate the development of scientific programs, increased IND enabling studies with the Company's lead molecule, RVX-208 and expanded costs related to market awareness activities. For the year ended April 30, 2007, $4,425,135 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $1,912,953 for the same period of the prior year. The non-cash stock based compensation expense accounted for $0.18 per share of the total loss per share for the year ended April 30, 2007.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $320,665 for the year ended April 30, 2007, as compared to $272,266 for the year ended April 30, 2006. A short term investment was sold in 2007 for a net gain of $514.

Research and Development

For the year ended April 30, 2007, research and development expenditures totaled $10,598,795. For the year ended April 30, 2006, research and development expenditures totaled $3,392,850 with a recovery of $5,203 for government grants through the National Research Council's IRAP program.

Key expense items relate to lead optimization of the Company's novel compounds using prominent contract research organizations and renowned research experts. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for an IND application planned in the latter part of 2007. Although expenditures in this area have increased significantly, it is not unusual given the fast progression of the research and the stage of development. The Company continues to closely monitor results for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. The Company expects future research & development costs to increase in the next fiscal year when third-party IND and Phase I human clinical costs will be incurred.

General and Administrative

For the year ended April 30, 2007, general and administrative expenditures totaled $2,318,244, compared to $1,829,821 for the year ended April 30, 2006.

General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the year ended April 30, 2007 was salaries, benefits, consulting fees and recruitment costs for $1,073,560 as compared to $937,099 for the year ended April 30, 2006. The Company also incurred $282,789 for shareholder and investor relations expenses, and $356,712 for professional fees. The remaining expenditures were related to general operating costs. Increased expenditures compared to the prior year were primarily to expansion of information technology costs and additional office space to build on the additional growth in the Company.

Stock Based Compensation

The fair value of options granted to employees and consultants during the year ended April 30, 2007 was $4,425,135, compared to $1,912,953 for the year ended April 30, 2006. Actual cash expense associated with issuing employee stock options was nil. The large increase was due to the significant stock appreciation in the market during the year which had a negative impact on options re-valued from strike prices issued and set in prior periods to key optionees that are deemed consultants in accordance with accounting standards. Company has adopted the fair value method of accounting for employee awards granted under its stock option plan as required by Canadian accounting standards. The recognition and amortization of stock based compensation is a non-cash expense.

Interest and Accretion on Convertible Debt

As result of issuing convertible debenture in January 2007, the Company has accrued interest at the stated coupon rate of 8% in the amount of $502,028 to April 30, 2007. The accretion of interest resulting from using the effective interest rate method on the carrying value of the convertible debt was $407,640 to April 30, 2007. The accretion is reflected as non-cash interest expense in the statement of operations and deficit.

RESULTS OF OPERATIONS – 4th QUARTER 2007

Resverlogix incurred a net loss for the three months ended April 30, 2007 of $8,594,122, or $0.36 per share compared to a net loss of $2,183,169 or $0.09 per share for the three months ended April 30, 2006. The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended April 30, 2007 was $1,595,000 as compared to $397,000 for the same period in the prior year.

For the quarter ended April 30, 2007, interest revenue was $182,617, compared to $62,533 in the same quarter last year. Additional financing was obtained in the third quarter of the 2007 fiscal year.

Research and development expenditures were $4,190,854 for the quarter ended April 30, 2007, compared to $771,942 in the same quarter last year. The Company has significantly accelerated the development of scientific programs.

For the quarter ended April 30, 2007, general and administrative expenditures totaled $777,567, compared to $480,649 for the quarter ended April 30, 2006. Expenses have increased as additional staff members have been hired, requiring additional office space and increased operating costs. The audit required for the design of internal controls over financial reporting occurred in the quarter. Salaries, benefits, consulting fees, and recruitment costs increased to $401,766 for the quarter, from $277,810 in the same quarter last year. Professional fees increased to $154,201 for the quarter, compared to $48,832 in the same quarter last year. Shareholder and investor relations expenses remained constant at $65,739 for the quarter, compared to $47,094 in the same quarter last year. The remaining expenditures relate to general operating costs.

Stock based compensation expense was $3,093,939 for the quarter ended April 30, 2007, compared to $920,902 for the same period in the prior year. As described in the annual Results of Operations, an adjustment was made during the three months ended April 30, 2007 to revalue stock based compensation for options issued in prior periods to key optionees that are deemed consultants in accordance with accounting standards. The significant appreciation of the Company's trading value from the time of issuance of the options resulted in the large increase in the valuation of stock based compensation. Actual cash expense associated with issuing employee stock options was nil.

SUMMARY OF QUARTERLY RESULTS

Quarterly financial information for the last two years ended April

	For the three-month period ended			
	April 30 2007	**Jan. 31 2007**	**Oct. 31 2006**	**July 31 2006**
Revenue	$182,617	$49,714	$31,367	$57,481
Net (loss)	($8,594,122)	($4,574,578)	($3,164,869)	($1,996,432)
Net (loss) per share (basic and fully diluted)	($0.36)	($0.19)	($0.13)	($0.08)

	For the three-month period ended			
	April 30 2006	**Jan. 31 2006**	**Oct. 31 2005**	**July 31 2005**
Revenue	$62,533	$69,609	$67,074	$73,050
Net (loss)	($2,183,169)	($1,484,679)	($2,093,320)	($1,372,511)
Net (loss) per share (basic and fully diluted)	($0.09)	($0.06)	($0.09)	($0.06)

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing and re-valuation of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas program and the newly established ReVas program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to the re-valuation of stock based compensation for key consultants in accordance with accounting standards as well as when options are issued and how they are accounted for and valued in those periods. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at April 30, 2007, cash and near cash investments totaled $12,726,947 as compared to $7,695,629 at April 30, 2006. The Company's policy is to invest its cash reserves in low risk investments with a maturity of less than one year at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At April 30, 2007, the Company had working capital of $10,529,977 compared to $7,294,539 at April 30, 2006. Given the overall cash burn rate and the recent completion of the $25 million U.S. of financing subsequent to year end, the Company believes that it has sufficient cash reserves to operate for the next year with the assumption of no revenues.

FINANCING ACTIVITIES

In August 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of repurchase. This followed a previously issued Normal Course Issuer bid that expired on June 23, 2006. Pursuant to the second Normal Course Issuer Bid, the Company has acquired 82,200 of its common shares at an average price of $5.91 per share. During the three months ended April 30, 2007, no common shares were acquired. The total cost of this program including commissions for the year ended April 30, 2007 was $490,796. During the year ended April 30, 2007, the Company acquired a total of 127,500 of its common shares combined with the initial Normal Course Issuer Bid that expired in June of 2006 and the current Normal Course Issuer Bid. These shares were repurchased at an average price of $6.01 for a total cost of $775,006 including commissions. All common shares repurchased by the Company were cancelled.

In January 2007, the Company sold and issued $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 ($10.40 U.S.) per share, subject to certain adjustments. The debentures initially have an eight percent interest rate payable semi-annually. Also issued were 408,647 accompanying warrants at an exercise price of $15.09 ($13.00 U.S.) per share, subject to certain adjustments. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until May 5, 2007.

In the year ended April 30, 2007, the Company received $206,226 from the exercise of 68,742 agent's options issued at $3.00 per share to the agents in connection with a brokered private placement.

In the year ended April 30, 2007, the Company received $34,640 from the exercise of 29,000 options varying in price from $1.16 to $1.20.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at April 30, 2007:

Contractual Obligations	2008	2009	2010
Research contracts	$4,813,000	$189,000	$0
Operating leases	$169,246	$74,658	$27,515

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $772,943 and have been appropriately accrued in the financial statements.

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Critical accounting estimates include the fair value of options and common share purchase warrants, the testing for recoverability of intellectual property and patents and income tax valuation allowance.

Equity Based Instruments

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments for its common share purchase warrants and stock options for employee and key consultants issued by the Company. The pricing model requires the use of several assumptions, including the average expected life and volatility of the Company's stock, which are made at the time of the option grant. Management has selected these variables and uses the Black-Scholes model on a consistent basis.

Intellectual Property and Patent

Management periodically reviews the useful lives and the carrying values of the intellectual property and patents. They are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

Income Tax Valuation Allowance

The Company has a net tax benefit resulting from non-capital losses carried forward and pools of scientific research & development expenditures and investment tax credits. In view of the history of net losses by the Company, management has recorded a full valuation allowance against these potential income tax assets.

NEW ACCOUNTING POLICY

Effective January 2007, costs incurred in obtaining convertible debenture financing, including agency fees, legal costs, and regulatory fees, have been capitalized to deferred financing costs. These costs are amortized on a straight-line basis over the three year term of the debt, beginning on January 4, 2007, when the financing was completed.

NEW PRONOUNCEMENTS

The Canadian Institute of Chartered (CICA) issued new standards related to financial instruments and hedging: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", and Section 1530 "Comprehensive Income". The Company is currently evaluating the impact on its financial statements of adopting these Sections on May 1, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

As of April 30, 2007, the Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2007, the Company paid consulting fees of $30,000 (2006 - $30,000) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at June 27, 2007)

Authorized and Issued Share Capital

There were 24,518,981 common shares issued and outstanding for a total of $24,542,857 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	24,000	$1.16	7/15/08
Options	25,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.53	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.47	9/28/08
Options	30,000	$5.27	2/16/09
Options	50,000	$7.44	4/8/09
Options	20,000	$7.96	5/6/09
Options	30,000	$7.96	5/6/10
Options	25,000	$6.18	6/27/10
Options	60,000	$6.97	9/13/10
Options	60,000	$6.97	9/13/07
Options	375,000	$7.23	10/6/10
Options	50,000	$6.97	12/15/10
Options	400,000	$7.60	2/28/13
Options	197,500	$7.35	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Options	235,000	$14.16	1/4/11
Options	450,000	$15.90	5/14/12
Warrants	408,647	$15.09	1/4/11
Warrants	529,350	$20.63	6/6/12
Convertible debentures	1,221,946	$12.07	1/4/10
Convertible debentures	1,512,000	$17.50	6/6/12
Total	7,419,143	$1.16 to $20.63	

In October, 2006, an amended stock option plan was approved by shareholders at the Company's annual general meeting. The plan was amended to comply with new guidance on Section 613 and Staff Notice #2006-0001 from the Toronto Stock Exchange. The amended plan provides for a detailed amendment procedure that requires security holder approval prior to certain changes being made to options. In addition, the amended plan has been approved as a 10% rolling plan that allows for a reservation of a number of Common Shares under the plan to equal 10% of the Company's issued and outstanding Common Share on an undiluted basis. Provisions have also been added to make the amended plan a reloading plan, meaning that when options under the plan expire, are cancelled or are exercised, the number of Common Shares reserved for issuance under such expired, cancelled or exercised options automatically become eligible to be reallocated pursuant to new stock option grants.

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During the quarter ended January 31, 2007, the Company revised the exercise price of certain options that were improperly discounted when they were issued. The exercise price of the affected options has subsequently been increased to the corresponding market price at the time the stock options were granted. The affected options amended were granted between March 2004 and March 2006 and the revised exercise price has been reflected in the description of options, warrants and convertible securities table.

FINANCIAL INSTRUMENTS

The Company is exposed to market risk related to changes in interest and foreign currency exchange rates, each which could adversely affect the value of our current assets and liabilities.

The Company has a portfolio of short term investments which are substantially investment grade commercial debt and government agency notes. These investments are made with the primary objective of achieving the highest rate of return while preserving the liquidity and safety of the principal. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. The current portfolio of short-term investments has maturity dates July 2007. We do no believe that the results of operation or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio due to the short-term maturities of the investments.

The Company has not entered into any forward currency contracts or other financial derivatives to hedge against foreign exchange risk. The Company's operating and capital expenditures have been primarily denoted in Canadian dollars during the 2007 fiscal period which has limited the exposure to foreign exchange risk. The Company will monitor future U.S. cash needs and determine what actions should be taken to manage future currency risk.

The market value of the short-term investment is approximately $12.2 million with unrealized interest revenues of $49,700 as at April 30, 2007. The average investment yield for the year ended April 30, 2007 was 4% compared to 3% for the prior year. Interest income from short-term investments is classified as revenue in the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Corporation's senior management, including the President and Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Corporation's disclosure controls and procedures as of April 30, 2007. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of April 30, 2007 to provide reasonable assurance that material information relating to the Company, would be made know to them by others within the Company.

INTERNAL CONTROLS

As at the financial year ended April 30, 2007, the Chief Executive Officer and Chief Financial Officer evaluated the design of the Company's internal control over financial reporting ("ICFR"). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that that the design of internal control over financial reporting was effective as at April 30, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes with Canadian GAAP.

Although management has been able to reach this conclusion, we have identified certain weaknesses in ICFR which are:

1. Due to the limited number of staff, it is not possible to achieve segregation of all duties; and
2. Due to the limited number of staff, the Company has a risk of material misstatement related to non-routine complex accounting matters that may arise.

These weaknesses essentially arise because of the small size of the Company and its accounting staff. Management and the board of directors have attempted to mitigate the risk of material misstatement in financial reporting related to segregation of duties through a combination of extensive and detailed review by the Chief Financial Officer of the financial reports, the integrity and reputation of senior financial and accounting personnel, and the candid discussion of this risk with our external advisors. The Company also employs outside consultants and accounting firms to assist with complex accounting and technical issues. In spite of management's best efforts, there can be no assurance that these risks can be reduced to less than a remote likelihood of a material misstatement.

RISKS AND UNCERTAINTIES

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry. Accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

Early Stage Development and Scientific Uncertainty

The Company is in an early stage of development, which may require significant additional investment for research and development, scale-up manufacturing, clinical testing, and regulatory submissions of product candidates prior to commercialization.

There can be no assurance that any such products will actually be developed. A commitment of substantial time and resources is required to conduct research and clinical trials if the Company is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether our products will achieve market acceptance, or if our investment in any such products will be recovered through sales or royalties.

In addition, products may cause undesirable side effects. Results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. If regulatory authorities do not approve the products or if regulatory compliance is not maintained, the Company would have limited ability to commercialize our products, and our business and results of operations would be harmed. The Company may fail to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products.

Lack of Product Revenues and History of Losses

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products, but has accumulated net losses of $33,365,499 to April 30, 2007. Losses are expected to increase in the near term as the Company continues its product development efforts, enter clinical trials and seek regulatory approval for the sale of our product for the treatment of cardiovascular disease. The Company expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations. Quarter to quarter fluctuations in revenues, expenses and losses are also expected. The Company is unable to predict the extent of any future losses or when the Company will become profitable, if ever. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Review of Strategic Alternatives with UBS

The Company has engaged UBS to review the potential sale of its technology to a leading life-sciences company. The evaluation is focused on reviewing what steps should be taken by the Company to secure a strategic agreement regarding the Company's technologies. The Company has not yet set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

Additional Financing Requirements and Access to Capital

The Company will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. The Company may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding or partnership will be available on terms acceptable to the Company and which would foster successful commercialization of the products.

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Patents and Proprietary Technology

The Company's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed and that the Company will develop additional proprietary products that are patentable, that issued patents will provide any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the products, or design around the products patented by the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If such licenses are not obtained it could encounter delays in introducing one or more of its products to the market, while it attempts to design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties.

Until such time, if ever, that patent applications are filed, the ability of the Company to maintain the confidentiality of its technology may be crucial to its ultimate possible commercial success. While procedures have been adopted to protect the confidentiality of its technology, no assurance can be given that such arrangements will be effective, that third parties will not gain access to trade secrets or disclose the technology, or that the Company can meaningfully protect its rights to its trade secrets.

Dependence on Collaborative Partners, Licensors and Others

The Company's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. The Company entered into an exclusive licensing arrangement with Medtronic, Inc., a major medical technology devices company. The Company is eligible to receive certain payments upon successful completion of predefined milestones and would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. The Company intends to attract other corporate partners and enter into additional research collaborations. There can be no assurance, however, that such collaborations will be established on favourable terms, if at all, or that its current Medtronic agreement or future collaborations will be successful. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

The licensing agreement with Medtronic would give them exclusive, worldwide rights to develop and commercialize its ReVas™ technology. Should Medtronic or any other collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which the Company have rights, the business may be adversely affected. Failure of a collaborative partner to continue to participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by the Company's programs.

Furthermore, the Company will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to the Company. The Company may negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. The Company will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

Damages resulting from claims from former Employers

Many of the Company's employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors. The Company could be subject to claims that these employees or the Company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If the Company fails in defending such claims, in addition to paying money claims, the Company may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent the ability to commercialize certain product candidates, which could severely harm our business.

Rapid Technological Change

The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render the products or technologies noncompetitive, or that the Company will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect and could be more effective and less costly than the products to be developed by the Company. In addition, alternative forms of medical treatment may be competitive with the Company's products.

Government Regulations and Regulation of Drug and Product Approval

Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of products is governed by numerous statutes and regulations in the United States, Canada and other countries. The subject matter of such legislation includes approval of manufacturing facilities, controlled research and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labeling. The process of obtaining necessary regulatory approvals is lengthy, expensive and uncertain. The Company or our collaborators may fail to obtain the necessary approvals to commence or continue pre-clinical or clinical testing or to manufacture or market our potential products in reasonable time frames, if at all. In addition, governmental authorities in Canada, the United States, or other countries may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products that may be developed. Many of the products and processes that are being currently developed require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that any of such products or processes will actually be developed to a commercial level. Completing clinical testing and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by the FDA/TPD if it is determined at any time that the subjects or patients are being exposed to unacceptable risks. No assurance can be given that the product candidates will prove to be safe and effective in clinical trials or that the Company will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed or may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

Competition

Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase, in particular in the market for therapeutic products to treat, mitigate or prevent cardiovascular disease. Many potential competitors may have substantially greater product development capabilities or financial, scientific, marketing and human resources exceeding those of the Company. Moreover, competitors may develop products more quickly and obtain regulatory approval for such products more rapidly, or develop products which are more effective than those which the Company intends to develop. Research and development by others may render the Company's technology or products obsolete or noncompetitive or produce treatments or cures superior to any therapy developed or to be developed by the Company.

Dependence on Key Personnel

The Company depends on certain members of its management and scientific staff and the loss of services of one or more of whom could adversely affect the operations, research and development. In addition, the Company's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel.

Status of Healthcare Reimbursement

The ability to successfully market certain therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow the Company to realize an acceptable return on its investment in product development.

Potential Product Liability

Pharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is costly, availability is limited and may not be on terms which would be acceptable to the Company, if at all. An inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of potential products. A product liability claim brought against the Company or withdrawal of a product from the market, could have a material adverse effect upon the Company and its financial condition.

Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results

Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by the Company or competitors, results of clinical testing, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations and may continue to be subject to significant price and volume fluctuations in the future. Resulting fluctuations below the conversion prices on the convertible debt financing could have an adverse affect on the Company's cash flow or a dilution of ownership from the issuance of common stock, if the holders of the debt choose to convert the debt at such a time where the Company's shares are trading on the stock market below the conversion prices then in effect. Such an action would obligate the Company to pay interest to maturity of the Convertible Debt in the form of cash, common stock or a combination thereof. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

U.S. Investors Civil Liabilities

The Company was formed under the laws of Alberta, Canada. Some of the members of the board of directors and officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these

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persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

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ANNUAL INFORMATION FORM

FORM 51-102F2

Fiscal Year-Ended April 30, 2007

June 27, 2007

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TABLE OF CONTENTS

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ABBREVIATIONS

In this Annual Information Form, the following terms shall have the following meaning, unless otherwise defined elsewhere in this Annual Information Form:

"ABCA"	means *Business Corporations Act* (Alberta)
"Apsley"	means Apsley Management Group Inc.
"CPC"	means Capital Pool Company
"R&D"	means Research and Development
"Common Shares"	means Common Shares of Resverlogix Corp.

GLOSSARY

Adoptive Immunotherapy	a cancer treatment in which lymphocytes are removed from a patient, modified with an anti-cancer agent to induce their cancer killing capacity, and then returned to the patient's body
Alzheimer's Disease (AD)	a disease marked by the loss of cognitive ability, generally over a period of 10 to 15 years, and associated with the development of abnormal tissues and protein deposits in the cerebral cortex
Angioplasty	the surgical repair of a blood vessel by inserting a balloon-tipped catheter to dilate the vessel *(also known as balloon angioplasty)*
Apolipoprotein	the protein combined with a lipid to form a lipoprotein, a component of HDL and LDL
ApoA-I	is the apolipoprotein component of the HDL particle
ApoB	is the apolipoprotein component of the LDL particle
ApoA-I_{Milano}	a naturally occurring variant of ApoA-I, discovered in the body of some people from Limone-sul-Garda, Italy
Atherosclerosis	a disease in which the deposition of lipids and plaque in arteries results in the hardening and decrease of arterial lumen size
Atherosclerotic Plaque	the deposit or accumulation of lipid-containing plaques in the arterial wall *(also known as atheroma)*
Assay	a laboratory test to examine and/or measure a scientific variable, such as the biological activity of a drug
Bioavailability	the degree and rate at which a drug is absorbed into a living system or is made available at the site of activity after administration
Biomaterial	a natural or synthetic material that is suitable for introduction into living tissue especially as part of a medical device
Biopharmaceuticals	a medical drug developed by biotechnology to improve human or animal health; can be used in agriculture

Cancer	a disease characterized by abnormal and uncontrolled cell growth
Cardiovascular Disease (CVD)	is a group of diseases of the heart and blood vessels
Cholesterol	a fatty molecule essential for normal body functions, including the production of hormones and bile acids; it is also an important component of a cell membrane
Compound	a chemical substance formed from two or more elements *(also see drug)*
Contract Research Organization (CRO)	an organization (commercial, academic or other), contracted by the sponsor to conduct research or development activities
Clinical Trial/Study	a research study in human subjects to evaluate a new drug, medical device, biologic or other intervention under a strictly controlled scientific setting
Deoxyribonucleic Acid (DNA)	the material inside the nucleus of cells that carries genetic information
Drug	is any substance that can be used to modify a chemical process or processes in the body to mitigate, treat or prevent a medical condition
Drug Eluting Stent (DES)	a cylindrical medical device, typically made of bare metal or a polymer, which is inserted into a body duct or tube, such as an artery, to prevent collapse
Dyslipidemia	a disorder associated with abnormal levels of blood lipids and lipoproteins
Enzyme	a protein that acts as a catalyst in mediating and speeding a specific chemical reaction
Extracellular Matrix (ECM)	the space surrounding a cell containing biochemical molecules, such as proteins and/or sugars providing a structural element in tissues
Food and Drug Administration	(FDA) is the United States governmental agency responsible for the approval, manufacture, usage and sale of food, human diagnostics and therapeutic products
Fibrosis	the development of fibrous tissue in an organ
Fibrous Tissue	is tissue consisting of fibers or fiber-containing materials, such as scar tissue
Gene	a sequence of DNA encoding a protein
Good Clinical Practice (GCP)	is the international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve human subjects
Good Laboratory Practice (GLP)	is the international regulation which embodies a set of principles which provide a framework for laboratory studies, ensuring high quality experimental standards and reliable data
Good Manufacturing Practice (GMP)	is the international set of regulations, codes and guidelines for the manufacture of drugs, medical devices, diagnostics and food products

High-density Lipoprotein (HDL)	a complex of lipids and proteins (ApoA-I) that function in the transport of cholesterol away from the tissues to the liver and is associated with a decreased risk of atherosclerosis and coronary heart disease *(also known as "good cholesterol")*
Health Canada	is the governmental agency which regulates the manufacture, use and sale of human diagnostics and therapeutic products in Canada, and oversees safety of foods
HepG2	is a human cell line derived from the liver or hepatocytes (liver cells)
Immunosuppressive	a biopharmaceutical that suppresses the immune response
In vitro	an experimental procedure conducted artificially, such as in a test tube or culture media
In vivo	an experimental procedure conducted in a living organism
Investigational New Drug (IND)	the application submitted to the FDA prior to being tested in humans in clinical trials
Life Science Organization(s)	an industry term describing both biotechnology and pharmaceutical organizations
Low-density Lipoprotein (LDL)	a complex of lipids and proteins (ApoB) that function by transporting cholesterol to the tissues, in particular the arteries, and is associated with an increased risk of atherosclerosis and coronary heart disease *(also know as "bad cholesterol")*
Lipids	are fatty substances, including cholesterol and triglycerides that are present in cell membranes and body tissues
Lipoproteins	a complex of proteins and lipids that are the principle means by which fat and cholesterol is transported in the blood; major lipoproteins are low-density lipoproteins (LDL) and high-density lipoproteins (HDL)
Lymphocytes	the white blood cells present in the blood that function in the immune response; the two major types are T cells and B cells
Macrophage	a type of white blood cell that ingests foreign particles, including cholesterol
Medical Device	a diagnostic or therapeutic article that does not work by chemical action *(see DES)*
Messenger RNA (mRNA)	a form of RNA that carries the genetic code for a particular protein from the DNA in the cell's nucleus to a ribosome in the cytoplasm and acts as a template for the formation of that protein
Metabolism	is the biochemical modification or degradation of a drug, often readily removing the drug from the body
Monocyte	a white blood cell that circulates in the blood and becomes a macrophage when it enters the body's tissues and organs

New Drug Application (NDA)	the documentation submitted to the FDA, Health Canada or other local regulatory authorities to obtain approval to market a new drug
Nutraceutical	an ingredient in food, in a capsule or other medicinal format that has been demonstrated to have a physiological benefit and may help prevent disease
Patent Cooperation Treaty (PCT)	a multinational treaty (effective in 1978) that provides a unified procedure for filing a patent application, active in approximately 125 countries
Pharmacophore	the spatial orientation of various chemical groups or features necessary for activity at a molecular target
Pharmacological Agent	*(see "Drug")*
Pharmacodynamics	the study of the biological actions of a drug in the body, specifically the relationship between how much drug is present and its effects
Pharmacokinetics	the study of how a drug is absorbed, distributed, metabolized and eliminated (ADME) by the body over time
Pharmacology	the study of pharmacological agents and their origin, nature, properties and effects on living organisms
Phase I Clinical Trial	a smaller scale trial, where a drug is first tested on a small number of healthy human volunteers to evaluate the drug's safety, schedule, dose, pharmacokinetics and pharmacodynamics (an approximate 1-2 year time trial)
Phase II Clinical Trial	a study intended to evaluate the efficacy of a new drug in patients suffering from the condition that the drug is intended to treat (an approximate 1-3 year time trial)
Phase III Clinical Trial	a pivotal, large scale study conducted to demonstrate the safety and efficacy of a new drug in a random population of patients suffering from the condition that the drug is intended to treat (an approximate 2-5 year time trial)
Pre-clinical Studies	the studies conducted in animals to evaluate the toxic effects, pharmacokinetics and metabolism of a drug to provide evidence for safety, efficacy and bioavailability of the drug prior to its administration to humans in clinical studies
Recombinant pro ApoA-I (rproApoA-I)	is the recombinant version of the original secreted form of ApoA-I
Request for Proposal (RFP)	a formal mechanism by which a company conveys its business to third parties with the intent of soliciting a competitive response from multiple other parties, subject to negotiation
Restenosis	the re-narrowing of the inside of a vessel, typically a complication after an angioplasty

Statin	a class of drugs that block cholesterol production in the body by inhibiting an enzyme called HMG-CoA reductase
Therapeutic	a biopharmaceutical useful for treating a disease
Toxicity	the degree to which a substance is toxic or poisonous
Toxicology	the study of the harmful effects of substances in the body, including the level of toxicity, the mechanism by which toxicity occurs and how it can be controlled
Therapeutic Products Directorate (TPD)	the Canadian governmental agency that is responsible for the regulation and approval of the sale of drugs and diagnostics in Canada
Triglycerides	a type of fat found in the blood and other parts of the body

This Annual Information Form contains forward-looking statements reflecting the Resverlogix Corp.'s current expectations. Investors are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, product development delays, the ability to attract and retain business partners, future levels of government funding, competition from other biotechnology companies and the ability to provide the capital required for research, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on the corporation's forward-looking statements. Actual events may differ materially from current expectations due to risk and uncertainties.

This document has been itemized ("**Item 3**" through "**Item 17**") as set out in FORM 51-102F2.

Item 3 CORPORATE STRUCTURE

Name and Incorporation

Resverlogix Corp. ("Resverlogix" or the "Company") is the corporation resulting from the reverse takeover of Apsley Management Group Inc. (the corporation prior to completion of the Qualifying Transaction referred to herein as "Apsley"), a Capital Pool Company (CPC), by Resverlogix Inc. Apsley was incorporated pursuant to the provisions of the ABCA on August 17, 2000.

On April 25, 2003, the Company acquired the shares of the private corporation, Resverlogix Inc., as part of its Qualifying Transaction and pursuant to an acquisition agreement (the "Acquisition Agreement"). Resverlogix Inc. shareholders received one (1) common share of Apsley for each one (1) Resverlogix Inc. share held. Resverlogix Inc. became a wholly owned subsidiary of the Company and the Company changed its name from Apsley Management Group Inc. to Resverlogix Corp.

On February 07, 2005, Resverlogix Inc. and Resverlogix Corp. were amalgamated under "Resverlogix Corp." pursuant to subsection 184(1) of the ABCA. On February 11, 2005, the Company created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the ABCA. On July 05, 2005, the Company changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

The Company's head office is located at Suite 202, 279 Midpark Way S.E., Calgary, Alberta, T2X 1M2. The registered and records office is located at Suite 751, 815 - 8th Avenue S.W., Calgary, Alberta, T2P 3P2.

Intercorporate Relationships

RVX Therapeutics Inc., incorporated by a Certificate of Incorporation under the ABCA on February 11, 2005, is a wholly-owned subsidiary of the Company. References to the business operations or financial condition of Resverlogix include RVX Therapeutics Inc.

Item 4 GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Resverlogix Corp. is a biotechnology company focused on the research and development of novel therapeutic agents for important medical markets which have significant unmet medical needs, including cardiovascular disease (CVD), cancer and fibrotic conditions.

Over the course of the last three years, the Company has expanded its operations and technology platform, further advanced the development of the NexVas™ PR program including the establishment of new research programs such as NexVas™ Alzheimer's Disease (NexVas™ AD). Resverlogix has also been engaged in partnering activities with several global life science organizations. These accomplishments have been achieved by executing on the Company's business strategies, establishing a Clinical Advisory Board, hiring internationally renowned personnel and collaborating with leading research institutions and contract research organizations (CRO's).

The following principle events have influenced the general development of the business in the last three years.

Product Development

September 2004 - the Company announced the filing of a patent application to protect novel methods for the treatment of fibrotic conditions. This newest patent filing is based on a novel discovery while advancing research on the cancer program, known as TGF- Beta Shield™.

November 2004 - the Company signed a contract with NAEJA Pharmaceuticals Inc. (NAEJA) located in Edmonton, Alberta, to perform custom synthesis and pre-clinical testing for the NexVas program. NAEJA is a pre-clinical drug discovery and CRO for the pharmaceutical industry, with extensive expertise in the areas of cardiovascular, cancer, central nervous system (CNS) and infectious diseases (www.naeja.com).

January 2005 - the Company signed a contract with Dr. Prediman K. Shah, M.D., at Cedars-Sinai Medical Centre located in Los Angeles, California, to perform pre-clinical testing for the NexVas program. Dr. Shah is an internationally renowned cardiologist, clinical teacher and researcher well known for demonstrating the marked protective effects of the mutant gene found in a small number of inhabitants from Limone-sul-Garda, Italy, ($ApoA\text{-}I_{Milano}$) against atherosclerosis (http://www.csmc.edu/pf_2514.html).

July 2005 - the Company revealed in pre-clinical testing that NexVas compounds produced a rapid onset of ApoA-I enhancement in animal models. These results expand the commercial opportunity and may expedite the development of NexVas. The ability of this technology to affect both the acute and chronic disease settings could position Resverlogix as a leader in the emerging field of ApoA-I mediated atherosclerosis stabilization and regression.

September 2005 - the Company released findings that NexVas small molecules enhance ApoA-I, up to levels of 45% across multiple animal models. These findings exhibit the feasibility of small molecules to enhance the expression of ApoA-I for the treatment of CVD.

May 2006 - the Company announced that it expanded its research and development platform for its lead technology NexVas™ into stroke. The objective of this expansion is to address the crippling disease of stroke and to fully develop the commercial opportunity for the Company's current product pipeline in ApoA-1 enhancement therapies.

August 2006 - the Company announced that it has expanded its CVD research efforts to include vascular inflammation (VI). Preliminary findings demonstrated that NexVas™ compounds appear to have inhibitory effects on a number of inflammation markers.

September 2006 - the Company announced that its first lead candidate RVX-208 demonstrated the ability to raise ApoA-I levels in animals up to 180% over controls.

November 2006 - the Company announced that its clinical candidate, RVX-208, rapidly increased plasma levels of ApoA-I up to 150% relative to control in animals in the first 24 hours. A fast and sustained increase of ApoA-I are believed to benefit patients suffering from acute cardiovascular complications, such as acute coronary syndrome (ACS) and post myocardial infarction (MI).

March 2007 - the Company announced that it had begun Investigational New Drug (IND) enabling studies. Also announced in March was the new research program dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as Alzheimer's Disease (AD). Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative diseases such as AD.

April 2007 - the Company announced it had pivotal proof-of-concept data in non-human primates for the NexVas PR program. Interim results from a long term study in adult African Green monkeys demonstrated that oral administration once daily of RVX-208 for 28 days increased the levels of serum ApoA-I and HDL-cholesterol. Serum ApoA-I increased by 52% and high-density lipoprotein (HDL) cholesterol increased by 95% with RVX-208 treatment. Data collected at Day 42 demonstrated a sustained treatment effect. There was no change in other lipid profiles including low-density lipoprotein (LDL) cholesterol.

Corporate Developments

February 2004 - the Company closed a CDN $1.75 million financing.

March 2004 - Dr. Jan O. Johansson, M.D., Ph.D., joined the Company as Senior Vice President of Clinical Affairs. Dr. Johansson's successful career as a physician, researcher and business man is highlighted by his role as co-founder and Vice President of Clinical Affairs for Esperion Therapeutics Inc., purchased by Pfizer Inc. for US $1.3 billion in 2003.

August 2004 - Kenneth E. Lebioda joined the Company as Vice President of Business Development. Mr. Lebioda brings 20 years of pharmaceutical industry management experience in sales, business development and regulatory affairs with a focus on cardiovascular products, including Plavix®, Pravachol®, Cardizem® and Avapro®.

September 2004 - Dr. Ravindra Jahagirdar, M.S., D.V.M., joined the Company to oversee *in vivo* testing for the NexVas Program. Dr. Jahagirdar was a Principle Research Associate at Tularik Inc., which was purchased by Amgen for US $1.3 billion in 2004.

October 2004 - Dr. Norman C.W. Wong, M.D., F.R.C.P.(C)., co-founder of Resverlogix Corp. and Chair of the Scientific Advisory Board, received the Canadian Lipoprotein Conference Award as Distinguished Clinical Scientist of the Year.

February 2006 - Hiran Perera, CFO, announced his resignation from the Company to pursue an entrepreneurial venture.

April 2006 - the NexVas™ animation, co-developed by Resverlogix and In Vivo Communications Inc., won the prestigious Telly Bronze Award for the 'use of animation' category. The Telly Awards honor outstanding television commercials, television programs and video and film productions. (www.invivo.ca)

April 2006 - Dr. Gregory S. Wagner, Ph.D., joined the Company as Senior Vice President of Pre-clinical Development. Dr. Wagner brings three decades of leadership experience in IND enabling programs with biotechnology companies, such as Rigel Inc., Kosan Biosciences and SUGEN (passed to Pfizer Inc. as part of its acquisition of Pharmacia in April 2003).

May 2006 - Kelly B. McNeill joined the Company as Chief Financial Officer. Mr. McNeill has over 15 years experience with major manufacturing firms in Canada in various senior management capacities. His most recent role was General Manager at Haworth Ltd. Mr. McNeill is a chartered accountant and earned a B.Comm (Hons), and M.Acc from the University of Manitoba.

June 2006 - Theresa E. Kennedy joined the Company as Vice President of Corporate Communications. Mrs. Kennedy has more than 15 years experience in the biotechnology industry working with a number of biotech companies and research institutions both in Canada and the US. She earned her B.Sc. from the University of Calgary.

Partnering Opportunities

June 2004 - the Company announced the signing of an Industrial Research Assistance Program (IRAP) contribution agreement with the National Research Council of Canada (NRC). The contribution agreement represents a total of up to CDN $180,000 in funding from NRC for further developments in the Company's proprietary ApoA-I assay screening process.

July 2004 - the Company announced the signing of a research and licensing agreement with the Cargill Health & Food Technologies ("Cargill") business unit to assay for naturally occurring compounds isolated from Cargill products. The agreement grants Resverlogix the worldwide, irrevocable and exclusive pharmaceutical rights, whereas Cargill is granted worldwide, irrevocable and exclusive nutraceutical rights. Terms of the agreement include a deposit, compensation, success payments and provisions for ongoing royalties to Resverlogix from Cargill.

NexVas™ Technology - RFP

In early December 2004, the Company announced a Request for Proposal (RFP) process with seven leading global life science organizations for an exclusive standstill agreement for the NexVas ApoA-I enhancement technology for exclusive use in CVD. In June of 2005, the Company narrowed the organizations down to two for strategic positioning, however continued to have discussions with all firms so not to disqualify any organization until formal agreements are reached. Resverlogix continues to have discussions with several global life science organizations.

In January 2007, the Company announced that it had retained UBS Securities to act as the financial advisor to assist the Board of Directors and management in its evaluation of strategic alternatives for the Company. The evaluation is focused on reviewing what steps should be taken by the Company to secure a strategic agreement regarding the Resverlogix technologies. Resverlogix has not yet set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

Board of Directors, Scientific Advisory Board and Clinical Advisory Board

February 2006 - Dr. James K. Liao, MD, was appointed to the scientific advisory board. Dr. Liao is an Associate Professor of Medicine at Harvard Medical School and is an Associate Physician and Director of Vascular Medicine at Brigham & Women's Hospital.

December 2006 - the Company announced that it has named Drs. Philip Barter, M.D., Ph.D. and Prediman K. (P.K.) Shah, M.D., to Resverlogix's newly formed Clinical Review Committee, (subsequently renamed Clinical Advisory Board). Dr. Barter is the Director of The Heart Research Institute in Sydney, Australia and is also a Professor of Medicine at the University of Sydney. Dr. Shah is the Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai Medical Center and is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles.

January 2007 – the Company named Drs. Daniel Rader, M.D. and Jacques Genest, M.D. to the Clinical Advisory Board. Dr. Daniel Rader is the Director of Preventive Cardiology and the Clinical and Translational Research Center at Pennsylvania. Dr. Genest is the Director of the Division of Cardiology at McGill University Health Center/Royal Victoria Hospital.

April 2007 – Dr. Roger Newton, Ph.D, was appointed to the Board of Directors commencing July 10, 2007. Dr. Newton has worked for 25 years in the pharmaceutical and life sciences industries. He co-discovered and was the product champion of what is now the most prescribed cholesterol reducing drug in the world, atorvastatin (Lipitor®).

Equity Financing

January 2004 - the Company completed a short form offering document financing of 1,818,180 Common Shares of the Company at a price of $1.10 CND per Common Share, raising total gross proceeds of CDN $1,999,998.

February 2004 - the Company completed a private placement for 1,400,000 Common Shares at a price of CDN $1.25 per share, raising total gross proceeds of CDN $1,750,000.

November 2004 - the Company completed a brokered private placement of 2,639,633 Common Shares of the Company at a price of CDN $3.00 per Common Share, raising total gross proceeds of CDN $7,918,899.

January 2005 - as a continuation of the previously announced CDN $11,000,000 placement, the Company completed a brokered private placement of 1,027,033 Common Shares at a price of CDN $3.00 per Common Share, a total gross proceed of CDN $3,081,099.

January 2005 - the Company listed its Common Shares on the TSX, graduating from the TSX Venture Exchange.

February 2005 - the Company "Resverlogix Inc." and "Resverlogix Corp." were amalgamated under "Resverlogix Corp." pursuant to subsection (184)(1) of the ABCA.

January 2007 - the Company announced it completed a bought deal for US $17 million of senior secured convertible promissory notes due January 4, 2010 and accompanying warrants to purchase, in the aggregate, approximately 408,647 common shares of the Company. The Notes initially have an 8% interest rate payable semi-annually in arrears and are convertible into approximately 1.63 million common shares of the Company at a conversion price of CDN $12.07 per share. The Notes are convertible any time at the option of the note holders or, subject to certain conditions set forth in the Notes, by the Company. The Warrants have an exercise price of CDN $15.09 per share, subject to certain adjustments.

RVX Therapeutics Inc.

February 2005 - the Company created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the ABCA. On July 05, 2005, the Company changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

July 2005 - the Company announced the formation of a wholly-owned subsidiary, RVX Therapeutics Inc. to facilitate strategic objectives and to develop the TGF-beta Shield™ Program as well as other programs.

August 2005 - the Company, on behalf of its wholly owned subsidiary RVX Therapeutics Inc. announced the filing of a patent application to protect novel methods for the application of pharmaceutical compounds to be used with drug eluting medical devices.

ReVas™ Technology – Partnering

December 2005 - RVX Therapeutics Inc. ("RVX Therapeutics") entered into a term sheet agreement with Medtronic, Inc. ('Medtronic') a major US medical devices company that is publicly traded on the New York Stock Exchange under the symbol MDT. The license agreement was for ReVas, a research program for the development of novel small molecules to be used with drug eluting stents (DES) and medical devices. In February, RVX Therapeutics received final wording of the License Agreement and agreed on the commercial terms with this medical technology company.

July 2006 - the Company announced the final License Agreement was signed with Medtronic. In the terms of the Agreement, RVX Therapeutics grants to Medtronic the exclusive, worldwide rights to develop and commercialize its ReVas™ technology with drug eluting medical devices. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to RVX Therapeutics and could make additional payments upon successful completion of certain pre-defined milestones. RVX Therapeutics would then be eligible to receive royalties on sales of any ReVas therapeutic component of novel drug-device combinations that result from this license. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and broad market acceptance,

RVX Therapeutics would be eligible under the terms of the agreement to receive up to US $291 million in combined payments

Significant Acquisitions

In May 2003, Resverlogix acquired cancer suppression technology and intellectual property from Dr. Norman Wong and Dr. Koichiro Mihara. This technology makes use of an immunomodulating approach to enhance the body's natural ability to detect and destroy cancer. The acquisition involved a payment of CDN $100,000, issuance of 2,000,000 Series A Preferred Shares and a royalty agreement based on future licensing fees. The convertibility of the preferred shares to Common Shares and royalty fees were subject to the Company completing a licensing deal on or before June 23, 2008. If the Company completed a licensing deal prior to June 23, 2008 then both the royalty fee agreement and the eligibility of preferred shares for conversion would have expired on June 23, 2013. The royalty agreement stated that the discoverers would be eligible to receive 10% of the license fees earned up to CDN $20 million and 20% on funds in excess of CDN $20 million. Each preferred share was to be convertible into one Common Share of the Company for every $4.00 in licensing fees in excess of CDN $2 million received from the cancer therapy. This conversion formula was reduced by a ratio defined in the agreement should the price of Common Shares be above CDN $2.00 at time of conversion. On November 1, 2005, termination and variation agreements were signed by Dr. Wong and Dr. Mihara to cancel all the Preferred Shares and return them to treasury for no monetary value or conversion to Common Shares.

October 2004 – the Company acquired an exclusive license to an issued patent, which protects the use of bioflavoinds to increase plasma high-density lipoprotein. The Company was granted the right to develop, manufacture, distribute, market or sell the technology for nutraceutical or pharmaceutical use. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration, the Company paid an initial license fee of US $25,000. Should the Company commercialize a compound for nutraceutical uses the Company is required to make an additional one-time payment of US $50,000. Should the Company select a compound for pharmaceutical development and initiate Phase I Clinical Trial, then a one-time payment of US $300,000 is required to be paid.

Trends

The biotechnology industry is subject to intense competition, rapid technology change and the task of raising funds. The Company depends upon management, commercial viability of new technology, intellectual property and market trends to capitalize on its research and development programs. An outline of further trends, commitments, or uncertainties associated with the Company can be found on www.sedar.com.

Item 5 DESCRIPTION OF BUSINESS

General

Resverlogix is a Canadian biotechnology company developing novel technology platforms and intellectual property for important global medical markets with significant unmet medical needs. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that address the risk of cardiovascular disease (CVD). The unique insight that Resverlogix has in its ApoA-I technology has led to the Company to investigate the therapeutic potential for cognitive disorders such as Alzheimer's Disease. The Company's secondary research focus is on cancer and fibrotic conditions.

CVD Research Programs

NexVas™ Plaque Reduction (NexVas PR) is the Company's primary program for the development of drugs that increase ApoA-I to reduce the risk of cardiovascular diseases. ApoA-I is the key building block of HDL, the "good cholesterol". The Company has illustrated in several animal studies its ability to significantly increase levels of ApoA-I after multiple weeks of treatment.

NexVas™ Vascular Inflammation (NexVas VI), the Company's second CVD program, is a discovery stage technology for the development of drugs that target molecular markers of inflammation.

ReVas™ is the Company's third CVD program is a research stage technology for the development of therapeutics to be used with medical devices for the treatment of cardiovascular diseases.

NexVas™ Alzheimer's Disease (NexVas AD) is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque (AD).

Fibrotic and Cancer Research Programs

TGF-β Shield™ is a research stage therapeutic for the treatment of grievous proliferative diseases, such as cancer and fibrotic conditions.

Company's Business Model

The Company's business model is to position itself as a leading biomedical research company focused on the development of novel therapeutics for medical markets with unmet needs. The Company will look for strategic opportunities through early alliance partnerships that are best suited to bring technology platforms to successful commercialization. Alongside this approach the Company will seek those opportunities which present the largest opportunity to maximize shareholder return. During this process the Company commits to provide fiduciary responsibility, good corporate governance and ultimately protection of shareholder value.

NexVas PR: ApoA-I Enhancing Therapies

Atherosclerosis and cardiovascular disease (CVD) are the leading cause of death in the western world. According to the American Heart Association more than 79.4 million Americans have one or more forms of CVD and the estimated economic impact on the health care system is estimated to be US $431.8 billion annually (2007). These manifestations include dyslipidemia, heart attack, stroke, restenosis, diabetes, obesity, Alzheimer's, and a number of other debilitating illnesses.

Atherosclerosis, the narrowing and hardening of the arteries characterized by the deposition of cholesterol and lipids in the inner walls of the arteries, typically the result of high fat diets. When ingested, cholesterol and lipids are transported to and from tissues by special carriers called lipoproteins. There are several types of lipoproteins, but the focus is on low-density lipoprotein (LDL) cholesterol and high-density lipoprotein (HDL) cholesterol.

LDL is a major cholesterol carrier in the blood. This carrier is mainly responsible for taking newly produced or absorbed cholesterol from the gut to the other organs of the body. LDL's major lipoprotein is called ApoB. High amounts of LDL cholesterol circulating in the blood can result in the slow build-up of cholesterol within the walls of the arteries forming atherosclerotic plaque. HDL carries cholesterol away from the arteries and back to the liver for excretion from the body, through a process called Reverse Cholesterol Transport (RCT). HDL's major lipoprotein is called ApoA-I which accounts for 70% of the total protein content of the HDL particle. ApoA-I alone or as part of HDL has anti-atherogenic properties. There is a growing body of evidence that ApoA-I/HDL removes excess cholesterol from atherosclerotic plaques and thus not only preventing plaque growth but promoting plaque regression.

Atherosclerosis develops when there is too much cholesterol being deposited in the arteries and organs by LDL and too little is being cleared by HDL. One of the most successful strategies for preventing cardiovascular diseases is the proper management of cholesterol levels by either reducing LDL levels or increasing HDL levels.

Current therapies aimed at managing cholesterol and reducing LDL levels comprise the single largest class of prescription pharmaceuticals, with global sales in 2004 exceeding US $30 billion (IMS Health, 2005). It is now established that a reduction in the levels of LDL, by these agents known as statins, results in a 25% reduction in the risk of developing heart disease. However, statins are currently undergoing market pressure as their patents expire; Pfizer's Lipitor®, with sales of US $13.3 billion in 2006, will have its patent expire in 2011. A strategic imperative for these leading pharmaceutical firms is to introduce a new category of drugs that will supersede statins, while addressing this growing market segment.

ApoA-I and HDL

Numerous epidemiological and interventional studies have demonstrated that high or increased levels of ApoA-I and HDL are cardio-protective against the development of atherosclerosis. Recent landmark trials such as INTERHEART (2004) and AMORIS (2005) clinically validate ApoA-I as an important target for the reduction of CVD risk. The INTERHEART trial, a landmark study of 30,000 patients, demonstrated that the ratio of ApoB to ApoA-I was the strongest risk predictor of acute myocardial infarction (heart attack).

In the AMORIS trial, which had more than 175,000 patients with cardiovascular risk factors were studied for the incidence of cardiac and stroke events. AMORIS clearly illustrated that the ratio of ApoB to ApoA-I was associated with a dramatic reduction of stroke in this population. The key findings of this study indicate that improvement of 'cholesterol balance', or the ApoB to ApoA-I ratio, is a robust and specific maker of virtually all ischemic events.

In a six week Phase II clinical trial involving 47 patients, Esperion Therapeutics Inc. demonstrated that its proprietary ApoA-I_{Milano} formulation could reduce absolute atheroma (plaque) volume by 4.2%; a level of atherosclerotic regression unattainable with current drug therapies.

Older trials, such as the Framingham Heart Study, illustrated the importance of HDL enhancement for CVD risk reduction. For every mg/dL increase in HDL, the 10-year risk of a heart attack fell by 2-3%. The Veterans' Affairs Cooperative Studies Program showed that men who took a lipid regulating drug for five years had a 6% increase in HDL levels, resulting in a 22% risk reduction in death due to coronary artery disease, heart attack, or stroke.

As such, there has been considerable interest and effort within the pharmaceutical industry to identify, develop and acquire therapies that effectively raise the level of ApoA-I and/or HDL. With a number of patents in submission this will in effect create a broad and strong patent portfolio, Resverlogix has a leadership position in developing novel small molecules for ApoA-I enhancement and is ideally positioned to capitalize in the US $50 billion global cholesterol management market.

NexVas PR - Therapeutic Action

Resverlogix is developing novel small molecules that increase plasma levels of ApoA-I. These compounds have been generated from a proprietary combination of technologies, know-how and expertise. To date, the Company has identified several novel classes of small molecules and has generated an in vivo proof-of-concept by demonstrating a significant increase in ApoA-I after multiple weeks of treatment in a number of animal models.

Resverlogix believes their current approach is more therapeutically and commercially attractive for the following reasons:

- ApoA-I is a well validated clinical target, as per studies such as INTERHEART and AMORIS. Clinical evidence is one of the key factors for the timely reimbursement and regulatory approval for novel therapeutics.
- The NexVas program is fundamentally different from other therapies focused on increasing HDL. The Company's small molecules have been shown to enhance the functionality of ApoA-I

particles resulting in cholesterol excretion. As such, based upon our initial findings, we believe that activating ApoA-I production is a functional approach to increasing RCT.

- The Company has taken the unique and physiological approach to pharmaceutical discovery by activating the body's own health promoting genes (such as ApoA-I) to fight diseases. Utilizing this approach we have developed small molecules that increase the production of ApoA-I offering the breakthrough potential of harnessing this natural process to combat diseases.

- This therapeutic approach of increasing the body's endogenous ApoA-I production may avoid any immunologic complications associated with peptide or recombinant ApoA-I therapies currently in development, and more importantly facilitates continual enhancement of ApoA-I levels of physiological levels.

For these reasons, the NexVas PR program has the capacity to become a leading force in the emerging market of ApoA-I therapy in the largest life science market in the world and provides the Company with key points of differentiation from its competitors.

The ongoing and future steps in the development of the NexVas™ PR technology is to:

1. Understand the pathway by which our compounds regulate ApoA-I mechanism of action (MoA);

2. Generate Structure Activity Relationship (SAR) utilizing proprietary cellular assay in an effort to understand our pharmacophore and identify agents with therapeutic potential;

3. Continue medicinal chemistry efforts to generate and optimize lead candidates while expanding the intellectual property portfolio;

4. Expand our pre-clinical pharmacology and toxicology studies in multiple animal models;

5. Validate the technology by engaging leading scientific experts and research institutions to perform studies utilizing our compounds; and

6. Accelerate ongoing discussions with leading life science organizations by providing scientific and corporate updates.

To find out more about NexVas please refer to the Company's detailed animation on this exciting new technology: http://www.resverlogix.com/nexvas-apoa1.htm

ReVas, NexVas Alzheimer's Disease and NexVas Vascular Inflammation Programs

The Company continues to build a portfolio of new medicines to treat vascular diseases. To capitalize on expertise and intellectual property, while continuing to build shareholder value, two new research programs were introduced over the past year that will enhance and broaden commercial opportunity.

ReVas Program: Novel small molecules for acute local therapy via drug eluting devices

The Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. Worldwide, there are over 1.2 million angioplasty procedures performed annually with a substantial percentage of patients developing restenosis. This market has grown to approximately US $5 billion within the last five years.

One way to prevent or treat restenosis is to use a drug-eluting stent (DES), which is a scaffold (metal or polymer) that has been coated with a pharmacologic agent known to interfere with the process of restenosis. Developing ReVas™ to meet the current unmet medical need for treating late stage restenosis presents a large commercial opportunity. We believe that ReVas will target multiple markers of inflammation and cellular proliferation and holds promise to address the current limitations of the pharmacologic agents coating DES today.

NexVas AD: Novel small molecules for cognitive disorders

Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's Disease. The Company has molecules potent and selective in raising plasma ApoA-I/HDL by increasing ApoA-I production that may beneficially impact Alzheimer's Disease.

Every 72 seconds someone will develop Alzheimer's Disease (AD). Neurodegenerative diseases such as Alzheimer's are one of the most debilitating in the developed world. There are now more than 5 million people in the United States who are living with Alzheimer's. It is estimated that in the United States the prevalence of the disease may to grow to 15 million people 2050. In a report commissioned by the Alzheimer's Association, caregiver costs in the United States are estimated at US$36.5 billion which includes loss of productivity, absenteeism and worker replacement. The indirect costs of AD would also be greatly reduced; it is estimated that one-half to two-thirds of the cost of AD care stems from unpaid caregivers (often family members), who spend 16-35 hours per week looking after a person with AD. These figures underscore the importance of developing new therapies to aide in the socioeconomic burden of AD.

During the past decade scientists have made enormous strides in understanding how Alzheimer's Disease affects the brain. Many of these recent insights point toward promising new strategies for treatment. Resverlogix's new discovery research program is dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as AD. The Company has potent molecules that are able to increase ApoA-I production that may beneficially impact Alzheimer's Disease.

NexVas VI: Novel small molecules for Vascular Inflammation

Advances in the understanding of CVD risk are in a constant stage of evolution. As such, these advances have driven the identification of new potential targets that may play a role in the underlying mechanism of vascular risk. In 1998, a special advisory panel set up by the AHA looked specifically at emerging novel targets for CVD risk. One of the key findings from this panel was that markers of inflammation may play a role in cardiovascular disease risk. Traditional therapies focus on cholesterol management or in severe cases surgical intervention, for example angioplasty. Recent studies have emphasized the involvement of chronic inflammation in the formation of atherosclerotic plaques. It is at this site, that the arteries generate inflammatory signals that attract monocytes from the circulation into the vascular wall to form lipid-laded foam cells, and promote smooth muscle cell proliferation resulting in a fibrous layer of connective tissue and lipids. This realization has lead to emerging strategies focused on inhibiting cellular proliferation and pro-inflammatory mediators of monocyte migration.

For strategic reasons the Company will continue discovery stage research to assess the ability of its novel small molecules to regulate pro-inflammatory mediators of atherosclerosis.

TGF-β Shield Program

The TGF-β Shield Program aims to develop a therapeutic approach to modulate the deleterious effects of transforming growth factor-beta (TGF- β) in grievous proliferate diseases, such as cancers and fibrotic indications.

Anti-fibrosis Therapy

Fibrotic disease is a general term for diseases resulting from excessive deposition of the extracellular matrix and formation of pathological scar tissue in an organ or tissue. IMS Health estimates that this represents the third largest disease category representing billions of dollars in direct and indirect costs to health systems globally. Empirical evidence has shown fibrosis to be a major cause of morbidity and premature mortality.

TGF-β is an essential growth factor that regulates cell proliferation, differentiation and the extracellular matrix formation in the wound healing process. Normally a tightly regulated process, dysregulation by inappropriate triggers can result in a failure to terminate the activity of growth factors, such as TGF-β, resulting in excessive scarring and eventual tissue fibrosis that can lead to organ failure and death. Currently, a significant unmet medical need exists for safe and effective anti-fibrotic therapies.

In 2004 the Company expanded the TGF-β Shield platform into the potential treatment of fibrotic indications of the eye, heart, kidney, lung and liver. Initial efforts have focused on a variety of conditions of the eye as TGF-β has been shown to contribute to failures often accompanying cataract and glaucoma surgery and other ophthalmologic states.

To date, the Company has performed a number of experiments examining the effect of the TGF-β antagonist on the regulation of extracellular matrix deposition in ocular cells. Importantly, it was demonstrated to inhibit morphological changes associated with TGF-β induced fibrosis. The Company plans to establish suitable animal models to examine the effects of the TGF-β Shield.

Anti-cancer therapy

According to the American Cancer Society, cancer is estimated to affect 1 in 3 individuals and more than 1.3 million new cases will be diagnosed in 2006. The National Institutes of Health estimated overall annual costs at US $209.9 billion (2005). The market for cancer therapeutics is expected to generate sales in excess of US $60 billion globally by 2010.

Cancer is a disease characterized by uncontrolled growth and proliferation of abnormal cells. It is now known that certain cancers evade the immune system by secreting TGF-β into the extracellular matrix to hide their presence from the cancer killing immune cells. Thus making TGF- β is an attractive therapeutic target to treat the disease.

The Company is investigating the ability of a naturally occurring protein to inhibit the detrimental effects of TGF-β on the immune system. Utilizing a novel approach involving, isolating lymphocytes from a cancer patient, modifying them with a TGF-β antagonist, expanding them in culture, then re-administered them to the cancer patient, where they can seek out cancer cells, previously 'cloaked' by TGF-β and selectively kill them.

We have demonstrated both *in vitro* and *in vivo* that this protein blocks the immunosuppressive activity of TGF- β and promotes the desired proliferation of cancer-killing lymphocytes. The Company continues to complete additional studies in animals optimizing dosage, route of administration and other therapeutic parameters to support the safety and efficacy of this therapy.

Competitive Conditions

ApoA-I/HDL Target(s)

Competition in the life sciences industry generally revolves around overall product performance, including efficacy and safety, patient adaptability and compliance, cost, physician's willingness to give to patients, manufacturing, marketing, and distribution. Barriers to entry into the market include patent protection and governmental approval at all stages of drug development. Due to the size of the cardiovascular market and the large unmet medical need, a number of pharmaceutical companies and biotechnology companies are developing products that creates a competitive environment. However, the number of competitive programs in ApoA-I enhancement is very limited. There are several acute or induction based therapies, such as recombinant protein or peptide programs, that focus on exogenous ApoA-I sources. Exogenous enhancement of ApoA-I may prove to be useful for patients with acute coronary vascular disease, however these types of therapies are costly to manufacture and may cause immunological responses for patients with longer duration therapeutic requirements. These potential issues may impair long term commercial viability for these types of technologies. There are numerous emerging programs that enhance HDL levels, however, the Company believes that its approach to developing novel small molecules that enhance the body's own ability to elevate ApoA-I levels has several unique advantages for both acute and chronic management of CVD.

Employees

As at April 30, 2007, the Company employed 27 full time management, scientific and administration employees. Tables 1(a) and 1(b) summarize Resverlogix's current key management and scientific employees.

Primary Management Employees	Position at Resverlogix	Credentials & Past Experience
Donald McCaffrey	Co-Founder, President, Chief Executive Officer	Don has led Resverlogix through significant change and achievement from its initial days as a private company to becoming a TSX listed company, including raising over $40 million. In addition to garnering appropriate financing for Resverlogix's aggressive development plan, Don has strategically directed the Company in its discussion with top global pharmaceutical companies, created new therapeutic markets for its key technology platforms and hired R&D staff from international markets. Prior to his current role with Resverlogix Corp., Don has 25 years experience as an entrepreneur in tradeshow and international conference development in various industries including biotechnology. As former President of BioFuture Conferences, a national event hosting biotechnology researchers, financiers & industry speakers, Don was able to gain expertise in all areas which make a successful business. Additionally, Don is active within the business community where he advises a number of companies and currently serves as a Director for Amorfix Life Sciences Ltd. Don's career accomplishments have been recognized by the business community and peers, as he was nominated for Ernst & Young Entrepreneur of the Year twice, both in 2004 and 2005. Don is a leader and pioneer in the business community as well, he is a strong supporter and contributor to community non profit organizations including Alberta Children's Hospital, Education Matters and Calgary Urban Project Society 'CUPS' Literacy Program.
Kelly McNeill	Chief Financial Officer	Kelly has over 15 years experience with major manufacturing firms in Canada in various senior management capacities. His most recent role was General Manager at Haworth Ltd., a global office interiors manufacturer located in Calgary, Alberta. Haworth Ltd. is a subsidiary of Haworth Inc., a multinational office interiors manufacturer with nearly 9000 employees worldwide. Kelly was previously Vice President, Finance at SMED International, a global office interiors manufacturer where he was part of a team that successfully defended a hostile takeover bid

Primary Management Employees	Position at Resverlogix	Credentials & Past Experience
		resulting in the sale to Haworth Inc. at a 74% premium over the share price prior to the unsolicited offer in December 1999. During his tenure at SMED International he was part of a team that raised $40 Million in equity financing in a secondary public offering on the TSX and NASDAQ. Kelly is a chartered accountant and earned a B.Comm (Hons), and M.Acc from the University of Manitoba.
Kenneth Lebioda	Senior VP Business & Market Development	Ken has over 20 years experience in the innovative pharmaceutical industry with leading global companies such as Bristol-Myers Squibb, Hoechst Marion Roussel and Marion Merrell Dow. He held a variety of management positions with these companies in the areas of sales and business development, regulatory affairs, reimbursement and market access. Ken's past contributions in helping build leading global cardiovascular brands such as Plavix, Pravachol, Cardizem, and Avapro will provide strategic guidance for the Company's technologies in the areas of market analysis, regulatory affairs, licensing and commercial development.
Theresa Kennedy	VP Communications	Theresa has spent the past 15 years in the biotechnology industry in a variety of leadership positions. While at Hill & Knowlton, some of her clients included large and small biotech companies and international federal governments. Recently Theresa was appointed by the Canadian Federal Government to the Board of Directors of the Assisted Human Reproduction Canada Agency. She is an international advisor to the Imagine Life Sciences Foundation, a program which matches high school students with researchers to tackle a third world issues utilizing biotechnology. She is a guest lecturer for Kluyver Centre for Genomics of Industrial Fermentation, which included lecturing on the topic of strategic communications in biotechnology at Oxford University. In recognition of her work in the biotechnology sector, Theresa won an award for Advancing the Benefits of Biotech for Canadians, was a finalist for the 2005 Silver Sabre Award for biotech and a finalist for 2004 Influential Women in Business awards. In 1998 Theresa was awarded the BIV Top 40 Under 40 Award. Theresa received her B.Sc. from the University of Calgary.

Primary Scientific Employees	Position at Resverlogix	Credentials & Past Experience
Dr. Norman Wong, BSc, MSc, MD, FRCP(C)	Co-Founder & Chairman of the Scientific Advisory Board	Norman's research interest focus on the molecular actions of hormones related to the regulation of lipoprotein expression and pathogenesis of diabetes mellitus. His clinical interest encompasses patients with thyroid disease

Primary Scientific Employees	Position at Resverlogix	Credentials & Past Experience
		or diabetes mellitus. Norman's most recent successes have come from elucidating the potential therapeutic opportunities for cardiovascular disease by harnessing the regulation of Apolipoprotein A-I (ApoA-I) gene expression. Norman keeps active in the academic community with speaking engagements at national and international medical conferences. Norman has been the author and co-author of more than 220 articles and abstracts and has been invited to sit on more than 35 panels and committees. Norman has also acted as a consultant to several leading pharmaceutical companies, including Eli Lilly, Merck Frost, GlaxoSmithKline, Solvay Pharmaceuticals and Abbott Laboratories.
Dr. Jan Johansson, MD, PhD	Senior VP Clinical Affairs	Jan has had a distinguished 28 year career of which the past 12 years have been in small biotechnology and large pharmaceutical companies with expertise in the cardiovascular disease therapeutic area. He has served as Chief Medical Officer at Nuvelo, Inc., VP, Clinical Research and Development at Lipid Sciences, Inc. and was Co-founder, VP, Clinical Affairs and Senior Clinical Research Fellow of Esperion Therapeutics, Inc. Esperion was recently bought by Pfizer for 1.3 Billion USD. From 1995 to 1997, Dr. Johansson was a medical adviser with executive responsibilities at Pharmacia bringing one lipid lowering product to the market and heading the apolipoproteinA-IMilano clinical program. Jan earned his M.D. and Ph.D. at the Karolinska Institute in Sweden where he lead a successful career as a tenured associate professor at the Karolinska Hospital and as a practicing physician. He has published more than 50 peer-review medical articles, and is a member of several scientific organizations including the American Heart Association and the European Atherosclerosis Society.
Dr. Gregory Wagner, PhD	Senior VP Pre-clinical Development	Greg has three decades of broad and successful experience in early drug and pharmaceutical development. He has worked with leading biotech and pharmaceutical companies such as Kosan Biosciences, Sugen (a subsidiary of Pharmacia), and Rigel Inc. His expertise is focused on toxicology, drug metabolism, pharmacokinetics and pharmacology. Greg has been a leading force in the early preclinical preparation and development of several important new drug programs such as Sutent, Pfizer's cancer drug. He will lead Resverlogix's efforts in establishing overall management of the preclinical programs to support development of compounds for IND candidates.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular disease, cancers and fibrotic indications.

As of April 30, 2007, Resverlogix owns and/or has rights to six patent families; comprising one issued US patent and twenty-five pending patent applications. This includes non-provisional applications in the United States and Patent Cooperation Treaty (PCT). The twenty-five pending patent applications are interrelated and in effect assert rights to substantially similar inventions in different global jurisdictions.

The Company's strategy is to build a strong patent portfolio around the technology which is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate and patent therapeutic agents with commercial importance; to seek out and license intellectual property believed to be useful in connection with its products; and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. Therefore it is our policy to require employees, consultants, members of our Scientific Advisory Board and parties to collaborative agreements to execute confidentiality agreements. Employees, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States.

The Regulatory Process for Drug Development

In the United States, it takes approximately 12 to 15 years for a typical experimental drug to go from concept to approval. The production, manufacture, research and development activities are subject to regulation for safety and efficacy by various governmental authorities around the world. In the United States, drugs and biological products are subject to regulation by the Food and Drug Administration (FDA). There are other comparable agencies in Europe and other parts of the world. Applicable legislation requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing therapeutic products. Additionally, adherence to good laboratory practices, good clinical practices during clinical testing and good manufacturing practices during production is required. The system of new drug approval in the United States is generally considered to be the most rigorous in the world. In Canada, these activities are regulated by the *Food and Drug Act and Regulations* and the rules and regulations promulgated there under, which are enforced by the Therapeutics Product Directorate of Health Canada (TPD).

Briefly, the steps required for drug approval in the United States and Canada is as follows:

Discovery: Prior to pre-clinical studies, a discovery phase involves validation of target and function, design, screening, synthesis and formulation of therapeutic agents.

Pre-clinical Studies: This involves the evaluations of toxic effects and pharmacokinetics and metabolism of a drug in animals to provide evidence of the safety, efficacy and bioavailability of the drug prior to its administration to humans in clinical studies. The results of the pre-clinical studies as well as the comprehensive descriptions of proposed human clinical studies are then submitted as part of the Investigational New Drug (IND) application to the FDA and TPD.

Phase I Clinical Trials: Phase I clinical trials are usually *first-in-man* trials, take approximately 1-2 years to complete and are generally conducted on a small number of healthy human subjects to evaluate the drug's safety, schedule and dose, pharmacokinetics and pharmacodynamics. However, in the case of a life threatening disease, such as cancer, the initial Phase I testing may be done in patients with the disease. This latter trial typically takes longer to complete.

Phase II Clinical Trials: Phase II clinical trials take approximately one to three years to complete and are carried out on a relatively small to moderate number of patients (compared to Phase III) suffering from the targeted condition or disease to determine the drug's efficacy, optimal doses, treatment regimens, pharmacokinetics, pharmacodynamics and dose response relationships. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a larger group of patients. These trials often include randomization of patients as well as a placebo arm.

Phase III Clinical Trials: Phase III clinical trials take approximately 2-5 years to complete and involve tests on a much larger population of patients (several hundred to several thousand patients) suffering from the targeted condition or disease. This type of study is usually double-blind, conducted with a randomly selected sample at geographically dispersed test sites (multi-centre trials).

New Drug Application: Upon completion of Phase III Clinical Trials, the company sponsoring the new drug then assembles all the pre-clinical and clinical data and submits it to the TPD and/or the FDA as part of a New Drug Application (NDA) (in the United States), or a New Drug Submission (NDS) (in Canada). The NDA or NDS is then reviewed by the regulatory body for approval to market the product. This process usually takes 6 months to 2 years to complete.

Resverlogix's Drug Development Strategy

In the United States, a drug company typically spends US $800 million (Tuffs Center for the Study of Drug Development) to US $1.7 billion (Bain & Company) over the 12-15 years it takes to develop a new drug from the research stage to FDA approval to market. The Pharmaceutical Research and Manufacturers of America (PhRMA) estimates that of every 5,000 drugs tested in Pre-clinical studies only five on average are tested in clinical trials. Based on research by the Tufts Center for the Study of Drug Development, only one of these five is eventually approved for patient use. Facing high costs, long development time, and high attrition rates, many biotechnology companies are challenged to fund clinical trails. Thus given these tremendous costs the Company will seek to partner, when appropriate, at the earliest stage possible that will provide shareholders with a good value for their investment. Should licensing be successful, the third party company will be on-track to complete the latter stages of development. As such, the Company's business strategy remains to generate technologies that will lend themselves to technology sales as opposed to product sales.

Risk Factors

An investment in the Company's Common Shares involves a significant degree of risk. The risk factors as disclosed in the section titled "RISK FACTORS" on pages 10 to 15 in the Company's Short Form Offering Document as filed on SEDAR (www.sedar.com) on December 8, 2004 are still relevant and remain unchanged. Prospective investors should carefully consider those risk factors, together with the information contained in this annual information form.

Selected Consolidated Financial Information

Annual Information

The following is a summary of selected consolidated financial information of the Company for the periods as indicated.

	Twelve Month Period Ended April 30, 2007	**Twelve Month Period Ended April 30, 2006**	**Twelve Month Period Ended April 30, 2005**
Total revenues	$321,179	$272,266	$220,817
Net loss	$(18,330,001)	$(7,133,679)	$(3,578,984)
Basic and diluted (loss) per share	$(0.76)	$(0.30)	$(0.17)

	Twelve Month Period Ended April 30, 2007	Twelve Month Period Ended April 30, 2006	Twelve Month Period Ended April 30, 2005
Total book value of assets	$16,611,861	$9,007,554	$12,863,324
Total long-term debt	$14,694,289	$0	$0
Working capital	$10,529,977	$7,294,539	$11,766,876
Shareholders' equity	$(1,130,720)	$8,360,121	$12,417,589
Shares outstanding at period end	24,098,031	24,127,789	23,242,614

Financial Information

The Company reports a financial year end of April 30. Audited Consolidated Financial Statements for the 12 month period ended April 30, 2007, which financial statements are incorporated herein by reference, and the two previously completed years are filed on SEDAR and available at ***www.sedar.com.***

Item 6 DIVIDENDS

The Company has not declared or paid any dividends on its Common Shares in its past fiscal years or current financial year.

The Company intends to retain its earnings to finance growth and does not expect to pay dividends on its Common Shares in the near future. The Board of Directors will review this policy from time to time having regard for the Company's financial condition, financing requirements and other factors considered relevant.

Please refer to the Company's Management Discussion and Analysis for period ended April 30, 2006 as filed on SEDAR at www.sedar.com.

Item 7 DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issueable in series. As at fiscal year ended April 30, 2007 the Company had 24,098,031 Common Shares issued and outstanding. The Common Shares are the only shares entitled to vote, and holders of Common Shares are entitled to one vote for each Common Share held.

On November 1, 2005, termination agreements were entered into with Dr. Wong and Dr. Mihara to cancel all of the 2,000,000 Series A Preferred Shares that were issued and outstanding as at the fiscal year ended June 30, 2005. These shares were returned to treasury for no monetary value or conversion to Common Shares.

Item 8 MARKET FOR SECURITIES

The Common Shares of the Company are listed and posted for trading on the TSX under the symbol "RVX". The Company's securities are not listed on any stock exchange in the United States and there is no established trading market for the securities of the Company in the United States.

Trading Prices and Volume by Month for Fiscal Year Ended April 30, 2007

Month	High ($)	Low ($)	Close ($)	Volume
May – 06	7.85	6.22	6.74	531,918
June – 06	7.00	5.25	6.82	468,562
July – 06	6.85	5.05	5.30	397,109
Aug – 06	6.60	4.90	6.00	406,714

Month	High ($)	Low ($)	Close ($)	Volume
Sept – 06	6.35	5.05	6.00	302,843
Oct – 06	6.00	5.40	6.96	433,091
Nov – 06	9.24	6.74	8.40	630,341
Dec – 06	17.50	8.05	15.40	2,366,446
Jan – 07	25.95	13.75	21.48	4,567,509
Feb – 07	29.50	19.35	26.50	2,971,643
Mar – 07	27.88	12.40	14.55	4,752,015
April – 07	17.95	10.50	16.30	3,027,225

Item 9 ESCROWED SECURITIES

At April 30, 2007, the Company did not have any Common Shares in escrow. The final releases of 1,388,299 Common Shares held in escrow pursuant to a Surplus Escrow Agreement dated April 25, 2003 occurred in equal instalments on October 24, 2005 and April 24, 2006.

Item 10 DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the name, municipality of residence, year of appointment as a director of the Company, and position held with the Company and principal occupation of each of the directors of the Company. The directors of the Company serve until their successors are elected or appointed.

The Board of Directors is composed of five directors. During the last five years, the persons listed below have been engaged in their current principal occupations or in other executive managerial capacities with the companies indicated opposite their names, except as otherwise indicated. The directors are elected annually by the shareholders and serve until the next annual meeting of shareholders unless their successors are duly elected or appointed prior thereto.

Additional information regarding the officers of the Company can be found in Item 5 under the heading "Employees".

Name and Municipality of Residence	Position	Principal Occupation	Director Since
Dr. William A. Cochrane(1)(2) Calgary, Alberta	Director, Chairman	Dr. Cochrane was the founding Dean of Medicine for the University of Calgary building a medical school from the ground up, instituting a new integrated and interdisciplinary approach to medical education that has since become the norm across Canada. In 1978, Dr. Cochrane became Chairman and Chief Executive Officer of Connaught Laboratories. Connaught became a major international developer of flu vaccines for the World Health Organization. The company's developments, including insulin, plasma products and vaccines, served to improve the quality of life of people across Canada and around the world. Dr. Cochrane was named an Officer of the Order of Canada in 1989. He also holds a National Merit Award for his contribution to biotechnology in Canada, ASTech Foundation and BioAlberta. In 2005, the Alberta Medical Association named Dr. Cochrane one of Alberta's "Physicians of the Century."	2003

Name and Municipality of Residence	Position	Principal Occupation	Director Since
Donald J. McCaffrey[3] Calgary, Alberta	Director, CEO and Secretary	*(Please see "Employee" section for biography)*	2003
Wayne Chiu[1][2] Calgary, Alberta	Director	Mr. Chiu is the Founder and President of Trico Developments Corporation and Trico Homes Inc., established in Calgary in 1989 and 1993 respectively. Trico Homes has built over 3000 quality single and multi-family homes in the Calgary area. Mr. Chiu is a Mechanical Engineering graduate from the University of Manitoba and a qualified master builder, serves as a Director of the Professional Home Builders' Institute, and supports several community organizations and events, including the Kids Cancer Care Foundation. He raised $100,000 for UNICEF's Indian Ocean Earthquake Relief Fund, post Tsunami. He was recognized as "Immigrant of Distinction" by the Immigrant Aid Society and was awarded the "Generosity of Spirit Award" by the Association of Fundraising Professionals for his philanthropic work within the community. Trico Homes has been selected as one of "Canada's 50 Best Managed Companies".	2003
Dr. Donald Rix[2][3] Vancouver, B.C.	Director	Dr Rix, has had a longstanding involvement in science and technology, being a member of the Premier's Technology Council and sitting on numerous technology and health research boards. He is currently chairman and one of the founders of MDS Metro Laboratory Services, the largest independent community laboratory in B.C., and Cantest Laboratory Services in Vancouver, the largest industrial laboratory in B.C. In 2005, Dr. Rix gave $4 million to support medical students in financial need at UBC His previous gifts to the university include a major contribution toward a technology enterprise facility, the Donald Rix Building. Dr. Rix obtained the BC Medical Association Silver Medal of Service Award in 2004, Order of British Columbia in 2004, the Queen's Golden Jubilee Award in 2002, Ernst & Young Entrepreneur Of The Year 2005 for Health Sciences and Ernst & Young Entrepreneur Of The Year 2005 for National Citation Promoter of Entrepreneurship.	2003
Whitney O. Ward[1][3] Eagle, Colorado	Director	Mr. Ward is a principal of Resort Ventures West, Inc., a Colorado real estate development firm. He was formerly a Global Partner with Invesco Inc., an investment advisory firm with assets of over $355 billion. Mr. Ward was the founding partner of Invesco Global Strategies, a subsidiary of Invesco offering global asset allocation portfolios to large institutional investors. He was also a founding partner of Invesco Realty Advisors, a $15 billion advisory group. He is a past member of the Executive Committee of the University of Colorado Real Estate Council and Chairman of the Capital Markets	2003

Name and Municipality of Residence	Position	Principal Occupation	Director Since
		Committee for the CU Business School. He also sits on the board of MEG Energy, a privately held energy firm. Mr. Ward received a B.S. in Business Administration and an M.A. in Real Estate and Urban Analysis from the University of Florida. He is active in the community serving as President of Habitat for Humanity of Eagle and Lake Counties and a board member of the Colorado Board of Habitat for Humanity.	

Notes:

(1) Member of the Audit and Finance Committee
(2) Member of the Compensation Committee
(3) Member of the Governance Committee

The directors, senior officers, and Dr. Norman Wong an insider of the Company, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 10,173,146 or 41.5% of the issued and outstanding Common Shares as of June 30, 2007.

The Company is required to have an Audit and Finance Committee. The Audit and Finance Committee consists of Mr. Ward, Mr. Chiu and Dr. Cochrane. The Company also has a Compensation Committee whose members consist of Dr. Rix, Dr. Cochrane and Mr. Chiu; and a Governance Committee, whose members consist of Dr. Rix, Mr. McCaffrey and Mr. Ward.

Scientific Advisory Board

Dr. George Adams, Ph.D.

Dr. George Adams is known as a scientist, entrepreneur and venture financier. An expert in thrombosis and vascular biology, he has partnered with Baxter Healthcare, World Heart, DuPont, Corvita, Pfizer and Boston Scientific over the last 30 years to develop and commercialize medical devices. At the University of Toronto, he initiated the formation of 24 companies which raised $85 million and has been a Director of 10 venture capital funds. Dr. Adams obtained his Ph.D. from McMaster University and has 124 publications including 9 invited reviews, 26 full papers and 3 patents. He is a past President of the Canadian Biomaterials Society. He is a reviewer for numerous scientific journals, national granting agencies and several national and provincial Centres of Excellence. He has been a principal investigator for over $40 million in private and publicly-funded research and development.

Dr. Lawrence Chan, M.D., D.Sc.

Dr. Chan is the Betty Rutherford Chair for Diabetes Research and is the director of the Center for Molecular Medicine at Baylor College of Medicine in Houston, Texas. He is also professor in the departments of Medicine and Molecular and Cellular Biology. He is recognized as an authority in the genetics of atherosclerosis and lipid disorders. Dr. Chan was the recipient of a MERIT Award from the National Institutes of Health and is principal investigator of four NIH grants including a NIH Specialized Center of Research Grant on gene therapy and cardiovascular disease. He has received numerous national and international honors and awards from organizations including the American Heart Association and the Juvenile Diabetes Association. He is also an elected member of the American Society for Clinical Investigation and the Association of American Physicians.

Dr. Jacques Genest Jr., M.D., FRCP(C)

Dr. Genest is currently Professor, Faculty of Medicine at McGill University and Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital. Dr. Genest research interests are genetics and biogenesis of high-density lipoproteins (HDL). He was recently credited with the discovery of the genetic defect that causes High-Density-Lipoprotein deficiency. Dr. Genest's clinical trial work covers a number of interesting areas including TNT study (Treat to New Targets), CAN-ada study (Canadian Atorvastatin in Diabetics with Atherosclerosis study) and most recently with Pfizer's Torcetrapib (CETP) trial which ended in December 2006.

Dr. Genest is a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association. Additionally, he serves on the Board of Director of the Royal Victoria Hospital Foundation. Dr. Genest is on the Editorial Board and is a reviewer for the *Canadian Journal of Cardiology* and is a reviewer for a number of publications including *The Lancet, Circulation, Arteriosclerosis Thrombosis and Vascular Biology, American Journal of Cardiology, Journal of the American Medical Association and Atherosclerosis,* to name a few. He is the author of more than 160 peer reviewed journals as well as many reviews and book chapters. In 2003 Dr. Genest was awarded the Distinguished Physician Scientist Lecture, Canadian Lipoprotein Conference. Recently he was awarded the 2006 Heart and Stroke Foundation Club Lions de Buckingham / Robert Champagne award of excellence.

Dr. J. Hans van de Sande, Ph.D.

Dr. Hans van de Sande is the Vice Dean of Medicine at the University of Calgary. He also serves as a professor in the Department of Biochemistry & Molecular Biology. Dr. van de Sande has authored over 125 publications as an internationally recognized expert in nucleic acids, the relationship between DNA and RNA, and the molecular genetics of DNA repair. He has held chairs on the grant review committees of the Canadian Foundation of Innovation and the Medical Research Council of Canada. Dr. van de Sande is also a Scientific Officer of The Alberta Cancer Board.

Dr. Patrick Lee, Ph.D.

Dr. Patrick Lee earned both his B. Sc. and Ph.D. in biochemistry at the University of Alberta. After completing postdoctoral training at Duke University, he joined the University of Calgary's Department of Microbiology and Infectious Diseases in 1981, where he became a full professor in 1991. Dr. Lee's discovery and research of the cancer fighting potential of the human reovirus has earned him numerous accolades, including the University of Calgary Cochrane Research Award, the University of Alberta Alumni Award, and the University Professor Award. Dr. Lee co-founded the Alberta biotech company Oncolytics, which currently applies his innovations in cancer fighting technology. In September 2003 Dr. Lee will be the first person to accept the Cameron Chair of Cancer Research, located in the Departments of Pathology, and Microbiology & Immunology at Dalhousie University.

Dr. James Liao, M.D.

Dr. Liao is the Director of Vascular Research, Cardiovascular Division, Department of Medicine at Brigham & Women's Hospital and Harvard Medical School Cambridge, Massachusetts. He has authored and participated in over 100 peer reviewed research articles in leading scientific publications and has been an Editorial Board Member and Reviewer for leading Scientific Journals such as Circulation, American Journal of Cardiology, Pharmacology Review, Nature Medicine and the New England Journal of Medicine. Dr. Liao has won numerous awards and Honors such as The American Heart Association Junior Fellowship in 1979; The Chancellor's Marshall Award, University of California 1981; The Cardiovascular Disease Research Prize, American Heart Association 1998; and Three Distinction for Excellence in Teaching Awards, Harvard Medical School 1999, 2003, 2004. Dr. Liao has also served as scientific consultant to world leading pharmaceutical organizations.

Dr. Victor Ling, Ph.D.

Dr. Victor Ling is the Vice President of Research at the BC Cancer Agency. He is currently the Vice Dean at the University of British Columbia where he also serves as a Professor in the Department of Pathology

& Laboratory Medicine. From 2000-2002, Dr. Ling was a Co-Director of the Genome Sequence Center of the BC Cancer Agency. He now serves on cancer related boards at both local and international levels, including the scientific advisory board of the Hong Kong Institute of Biotechnology. In 1974 Dr. Ling discovered the P-glycoprotein, the first known ATP Binding Cassette (or ABC), a membrane transport protein, which is critical in maintaining normal cell function. He is the recipient of numerous awards including the National Cancer Institute of Canada's Robert L. Noble Prize and the Order of British Columbia. Dr. Ling is the only person in the world to have won both the Kettering and Steiner awards, the highest honours in cancer research.

Dr. Norman C. W. Wong, M.D., F.R.C.P.(C)
Chairman

Please see "Employee" section for biography.

Clinical Advisory Board

In November 2006, Resverlogix proudly announced the creation of a Clinical Review Committee, now called the Clinical Advisory Board, consisting of internationally renowned cardiovascular researchers. This committee purpose is to provide guidance during the clinical development of Resverlogix's lead cardiovascular drug. NexVas™ Plaque Regression will be a first in class ApoA-I/HDL therapeutic for atherosclerosis and cardiovascular disease treatment.

Bo Angelin, M.D., Ph.D.

Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments Dr. Angelin is currently serving as a member of the Nobel Assembly of Karolinska Institutet (since 1993) and the Nobel Committee for Physiology or Medicine (since 1998).

Between 1987 and 1991 Dr. Angelin was a Distinguished Researcher in Clinical Metabolism at the Swedish Medical Research Council. From 1993-1995 he was an Adjunct member of the Board of the Swedish Medical Research Council, and since 1993 he has been a member of the Prioritization Committee. Between 1994 and 1996 Dr. Angelin was Chairman of the Medical and Bioscience expert group at the Swedish Foundation for Strategic Research. He has been awarded several distinguished prizes including the Morgagni award, The Erik Fernström's Prize for Young Scientists, the A F Regnell Prize, the Thureus Prize, the Mack Foster Award and the Alvarenga Prize. Dr.Angelin is member of the American Heart Association, the American Gastroenterology Association, the Endocrine Society, the American Association for the Advancement of Science, and the European Arteriosclerosis Society (President, 1999-2002).

Philip Barter, M.B.B.S., Ph.D., M.R.A.C.P., F.R.A.C.P.

Dr. Philip Barter is currently director of The Heart Research Institute in Sydney, Australia and is also a Professor of Medicine at the University of Sydney. He graduated in medicine from the University of Adelaide and gained his Ph.D. from the Australian National University. He is a fellow of the Royal Australasian College of Physicians. He has previously held positions in research institutes and universities in Australia and the US. He is a member of the Board of Directors of the International Task Force for Prevention of Coronary Heart Disease and Secretary of the International Atherosclerosis Society.

Dr. Barter's basic research interests are plasma lipids and lipoproteins, specifically high density lipoproteins, the factors that regulate them and the mechanism by which they protect against cardiovascular disease. His clinical research involves participation in clinical trials of lipid-lowering agents. He is a member of the steering committees the FIELD and the TNT Studies and was chairman of the steering committee of ILLUMINATE, a large international multicentre morbidity and mortality endpoint trial of the effects of the new CETP inhibitor, torcetrapib. He has published more than 200 research papers on plasma lipids and lipoproteins, their metabolism, regulation, function and relationship to atherosclerosis.

Jacques Genest, M.D., F.R.C.P.(C)

Please see "Scientific Advisory Board" section for biography.

Jan O. Johansson, M.D., Ph.D.

Please see "Employee" section for biography.

Daniel J. Rader, M.D.

Dr. Daniel Rader is an Associate Professor of Medicine and Pathology at the University of Pennsylvania School of Medicine in Philadelphia, Pennsylvania. He is Director of Preventive Cardiology at the Lipid Clinic and Associate Director of the General Clinical Research Center. Dr. Rader runs a basic research laboratory focused on genetic regulation of lipoprotein metabolism and atherosclerosis and directs a clinical research program focused on human genetics of lipid disorders and atherosclerosis, imaging of atherosclerosis, and novel approaches to treatment of dyslipidemia and regression of atherosclerosis.

Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the *Arteriosclerosis Thrombosis* and Vascular Biology Council of the American Heart Association and the scientific board of the Sarnoff Foundation. He is an Established Investigator of the American Heart Association and a recipient of the Burroughs Wellcome Trust Clinician-Scientist Award in Translational Research. Dr. Rader is on the editorial boards of *Arteriosclerosis Thrombosis* and *Vascular Biology*, *American Journal of Physiology* (Endocrinology and Metabolism), *Circulation*, *Circulation Research*, and *Trends in Molecular Medicine* and is a reviewer for many journals, including *Nature*, *Nature Medicine*, *Science*, New *England Journal of Medicine*, and *Journal of Clinical Investigation*. Dr. Rader has authored over 120 peer-reviewed publications as well as many reviews and book chapters.

Prediman K. (P.K.) Shah, M.D.

Dr. P.K. Shah, M.D., is Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai Medical Center, where he holds the Shapell and Webb Family Endowed Chair in Cardiology. Dr. Shah is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA).

Dr. Shah has made numerous important scientific contributions in the area of atherosclerosis, coronary artery disease and acute coronary syndromes. His current research focus includes understanding the molecular mechanisms of atherosclerosis and restenosis, and the development and testing of novel anti-atherogenic and anti-restenotic strategies. His scientific work demonstrating the marked protective effects of a mutant gene found in a small number of inhabitants from Limone-sul-Garda, Italy, (apoA-I*Milano*) against atherosclerosis has generated considerable interest and was the subject of two, one-hour segments on "60 Minutes" in 1994 and 1995. Dr. Shah has published over 500 scientific papers and abstracts and has lectured all over the world as a visiting professor.

Form 52-110F1 Audit Committee

Audit and Finance Committee Charter

The Audit and Finance Committee Charter is attached hereto as Schedule "A".

Pre-approval of Audit Fees

The Company and its subsidiaries will not engage external auditors to carry out any Prohibited Service as defined in the CICA revised Rules of Professional Conduct.

The Board of Directors', upon recommendation from the Audit and Finance Committee, will consider the pre-approval of permitted services to be performed by the external auditors in each of the following broad categories:

- Audit Services
- Audit Related Services
- Tax Services

Engagements of external auditors will only commence subsequent to Board pre-approval of audit services, and only a member of the Audit and Finance Committee, or the President and CEO or Chief Financial Officer shall be authorized to request services of external auditors.

Composition of the Audit and Finance Committee

The Audit and Finance Committee is composed of three independent, unrelated directors – Mr. Whitney Ward as Chair, Dr. William Cochrane and Mr. Wayne Chiu. All three members of the Committee are considered financially literate. Each of the members have held board and executive positions on behalf of several companies, and have a wealth of experience in leading and managing companies. The members have an in-depth understanding of accounting principles and have the proficient ability to audit, analyze and evaluate financial statements and internal controls and procedures for financial reporting.

Relevant Education & Experience

Whitney Ward

Please see "Item 10 DIRECTORS AND OFFICERS" for biography.

Dr. William Cochrane

Please see "Item 10 DIRECTORS AND OFFICERS" for biography.

Wayne Chiu

Please see "Item 10 DIRECTORS AND OFFICERS" for biography.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Company's external auditor in each of the last two financial years for services provided to the Company:

Year	Audit Fees(1)	Audit-Related Fees	Tax Fees(2)
2007	$58,000	$Nil	$Nil
2006	$43,200	$Nil	$36,550
2005	$39,000	$Nil	$9,700

Notes:

(1) Audit fees were for professional services for the audit of the Company's annual financial statements, as well as services provided in connection with statutory and regulatory filings or engagements paid to KPMG LLP.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or has been within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has since December 31, 2000, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company and its subsidiary are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the ABCA directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them to the affairs of the Company.

Item 11 PROMOTERS

Mr. Don McCaffrey and Dr. Norman Wong may be considered promoters of Resverlogix as they took the initiative in founding Resverlogix.

Item 12 LEGAL PROCEEDINGS

Resverlogix Corp., among others including Dr. Norman Wong, Chief Scientific Officer of Resverlogix, has been named as a defendant in a statement of claim filed by the University of Calgary in January 2006, as amended in March 2006. In its claim, the University asserts a 35% interest in 4,089,481 common shares issued by Resverlogix to Dr. Norman Wong, based on the alleged fact that Dr. Wong was issued the 4,089,481 common shares in consideration for a technology developed by Dr. Wong while employed at the University. The University claims that Resverlogix is a constructive trustee of 35% of such 4,089,481 common shares issued to Dr. Wong or alternatively, a trustee for 35% of the technology sold by Dr. Wong to Resverlogix, and further claims that Resverlogix has a duty to register these common shares in the name of the University but has failed to do so. Resverlogix is disputing all of the University's claims, believes that the University's claims are entirely without merit and that the Company has no material risk relating to this lawsuit. The Company is confident of its position on the basis that: i) any legitimate claim of the University is against Dr. Wong not Resverlogix; ii) Dr. Wong has voluntarily set aside and put into trust 35% of his 4,089,481 common shares pending settlement of the lawsuit; iii) the technology in question had no commercial, proprietary value and is not a material part of the Company's intellectual property

Item 13 INTERESTS OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, there are no material interests, direct or indirect of directors, senior officers, any shareholders that beneficially own, directly or indirectly, more that 10% of our outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Company.

In June 2003, Resverlogix completed an intellectual property acquisition of a Cancer Suppression Therapy from its co-discoverers, Drs. Norman Wong and Koichiro Mihara. *(Refer to the prior section on **Significant Acquisitions** for specific details)*

On November 1, 2005, termination agreements for the intellectual property of the Cancer Suppression Therapy were signed by Drs. Norman Wong and Koichiro Mihara. No further payments will be made as part of this agreement and all of the Series A Preferred Shares that were previously issued have been cancelled and returned to treasury for no monetary value or conversion to Common Shares.

On March 16th 2004 Dr. Jan Johansson commenced working for Resverlogix Corp. under a consulting agreement for his services through his Delaware corporation. As part of that agreement Dr. Johansson had permission to continue his existing work relating to peptide development for acute CVD treatment as Resverlogix had nor has ever had any peptide program involvement. Due to some development progress in Dr Johansson's peptide program Resverlogix obtained a right of first refusal on a peptide technology for the treatment of acute coronary syndrome late in 2006. The technology is owned by the private Delaware corporation whose principal owner is Dr. Jan Johansson, the Senior Vice-President of Clinical Affairs for Resverlogix. The Company has not made any payments or made any other financials considerations to obtain the right of first refusal for this technology from the Delaware corporation. Two outside directors of Resverlogix, Mr. Whitney Ward and Mr. Wayne Chiu have separately and independently chosen to obtain a minority interest in the Delaware Corporation. Any decision, on the part of Resverlogix, to exercise the Company's right of first refusal to acquire the technology owned by the Delaware corporation would first be approved via shareholder vote given the financial interest of two directors of the Company and the involvement of a senior staff member.

Item 14 TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares of the Company is Valiant Trust Company at its transfer offices in Calgary, Alberta.

Item 15 MATERIAL CONTRACTS

The Company is not a party to any material contract, other that contracts entered into in the normal course of business.

Item 16 INTERESTS OF EXPERTS

The auditors of the Company are KPMG LLP, Chartered Accountants, Calgary, Canada. KPMG LLP has confirmed that it is independent with respect to the Company in accordance with the rules of professional conduct in Alberta.

Item 17 ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular and Proxy

Statement with respect to the 2006 Annual General Meeting of the Company that was held on October 27, 2006. Additional financial information is provided in the Company's audited financial statements and MD&A for the year ended April 30, 2007.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

In addition, the Company maintains updated information on its website at www.resverlogix.com.

SCHEDULE "A"

RESVERLOGIX CORP.
AUDIT & FINANCE COMMITTEE CHARTER

PART I
ESTABLISHMENT OF COMMITTEE

1. Committee Purpose

The Audit and Finance Committee (the "**Committee**") is established by the board of directors (the "**Board of Directors**") of Resverlogix Corp. ("**Resverlogix**") primarily for the purpose of overseeing the accounting and financial reporting processes of Resverlogix and the reviews and audits of the financial statements of Resverlogix.

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities by monitoring, among other things:

(a) the quality and integrity of the financial statements and related disclosure of Resverlogix;

(b) compliance by Resverlogix with legal and regulatory requirements that could have a material effect upon the financial position of Resverlogix which are not subject to the oversight of another committee of the Board of Directors or the Board of Directors as a whole;

(c) the independent auditor's qualifications and independence; and

(d) performance of Resverlogix's independent auditor.

2. Composition of Committee

The Committee shall consist of as many members as the Board of Directors shall determine, but in any event not fewer than three directors of Resverlogix, provided that each member of the Committee shall be determined by the Board of Directors to be:

(a) an "unrelated" and "independent" director as defined in, and for the purposes of, any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of Resverlogix are, from time to time, listed; and

(b) an "independent" and "financially literate" director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation.

3. Appointment of Committee Members

The members of the Committee shall be appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of shareholders and shall hold office until the next annual meeting, until they are removed by the Board of Directors or until their successors are earlier appointed, or until they cease to be directors of Resverlogix.

PART II
COMMITTEE PROCEDURE

4. Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee and shall be filled by the Board of Directors if the membership of the Committee is fewer than three directors. The Board of Directors may remove and replace any member of the Committee.

5. Committee Chair

The Board of Directors shall appoint a chair (the "**Chair**") for the Committee. The Chair may be removed and replaced by the Board of Directors.

6. Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7. Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of Resverlogix.

8. Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet without management present and shall meet periodically with management and the independent auditor. The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present.

9. Special Meetings

The Chair, any two members of the Committee, the independent auditor or the Chief Executive Officer of Resverlogix may call a special meeting of the Committee.

10. Quorum

Two members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11. Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may, in any manner, waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12. Agenda

The Chair shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board of Directors and management of Resverlogix. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practicable, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13. Delegation

Subject to subsection PART III19(e), the Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14. Access

In discharging its oversight role, the Committee shall have full access to all books, records, facilities and personnel of Resverlogix.

15. Attendance of Others at a Meeting

At the invitation of the Chair, one or more officers, directors or employees of Resverlogix may, and if required by the Committee shall, attend a meeting of the Committee.

16. Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board of Directors when the Committee may deem appropriate (but not later than the next meeting of the Board of Directors).

17. Outside Consultants or Advisors

The Committee, when it considers it necessary or advisable, may retain, at Resverlogix's expense, outside consultants or advisors (including independent counsel) to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III
MANDATE OF COMMITTEE

18. Appointment of Resverlogix's Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian regulatory registration requirements, the Committee shall recommend to the Board of Directors the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for Resverlogix, such appointment to be confirmed by Resverlogix's shareholders at each annual meeting. The Committee shall also recommend to the Board of Directors the engagement letter with the independent auditor, the approval of fees to be paid to the independent auditor for audit services and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for overseeing the work of the independent auditor (including resolution of disagreements between management of Resverlogix and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Resverlogix. The Committee shall communicate directly with the independent auditor. The independent auditor shall report directly to the Committee.

The Committee shall review the independence of the independent auditor including a written report from the independent auditor delineating all relationships between the auditor and Resverlogix, considering whether the advisory services performed by the independent auditor during the course of the year have affected its independence, and ensuring that no relationship or service between the independent auditor and Resverlogix is in existence that may affect the objectivity and independence of the auditor, or recommending appropriate action to ensure the independence of the independent auditor.

19. Specific Mandates

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) **Oversight in Respect of Financial Disclosure**

(i) review, discuss with management of Resverlogix and the independent auditor, and recommend to the Board of Directors for approval:

A. the audited annual financial statements;

B. the annual information form;

C. the annual management's discussion and analysis;

D. the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant financial information respecting Resverlogix;

E. all financial statements included in prospectuses or other offering documents;

F. any significant financial information contained in all prospectuses and all documents which may be incorporated by reference in a prospectus;

G. any significant financial information respecting Resverlogix contained in a material change report or a business acquisition report;

(ii) review and discuss with management of Resverlogix:

A. each press release which contains significant financial information respecting Resverlogix (including, without limitation, annual and interim earnings press releases) or contains earnings guidance, prior to public dissemination thereof;

B. the use of "pro forma" or "adjusted" non-GAAP information;

C. financial information and earnings guidance provided to analysts and rating agencies; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made), and the Committee need not discuss in advance each instance in which Resverlogix may provide earnings guidance or presentations to rating agencies;

(iii) review with management and the independent auditor the scope of the audit, in particular the independent auditor's view of Resverlogix's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Resverlogix's financial disclosure and reporting, degree of conservatism or aggressiveness of Resverlogix's accounting principles and underlying estimates, and other significant decisions made by management in preparing the financial disclosure and reviewed by the independent auditor;

(iv) review with management of Resverlogix and the independent auditor major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls and procedures for financial reporting and management information systems and inquire of management and the independent auditor about significant risks and exposures to Resverlogix that could significantly affect Resverlogix's financial statements;

(v) review with management of Resverlogix and the independent auditor, and satisfy itself as to the adequacy of the procedures that are in place for the review of Resverlogix's disclosure of financial information extracted or derived from Resverlogix's financial statements, and periodically assess the adequacy of those procedures;

(vi) review with management of Resverlogix and the independent auditor (including those of the following that are contained in any report of the independent auditor): (a) all critical accounting policies and practices to be used by Resverlogix in preparing its financial statements; (b) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the independent auditor's assessment of the alternatives; and (c) other material communications between the independent auditor and management of Resverlogix, such as any management letter or schedule of unadjusted differences;

(vii) review with management of Resverlogix and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet transactions on Resverlogix's financial statements;

(viii) review the plans of management of Resverlogix and the independent auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(ix) review with management of Resverlogix, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of Resverlogix, and the manner in which these matters have been disclosed in the financial statements;

(x) review disclosures by Resverlogix's Chief Executive Officer and Chief Financial Officer with respect to any required certification for Resverlogix's financial statements by such individuals; and

(xi) discuss with management Resverlogix's material financial risk exposures and the steps management of Resverlogix has taken to monitor and control such exposures, including Resverlogix's financial risk assessment and financial risk management policies.

(b) **Oversight in Respect of Legal and Regulatory Matters**

(i) review, if necessary, with legal counsel, Resverlogix's compliance policies, legal matters and any material reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of Resverlogix and which are not subject to the oversight of another committee of the Board of Directors or the Board of Directors as a whole.

(c) **Oversight in Respect of the Chief Financial Officer**

(i) consult with management on management's appointment, replacement, reassignment or dismissal of the Chief Financial Officer of Resverlogix; and

(ii) ensure the Chief Financial Officer of Resverlogix has access to the Chair, the Chairman of the Board of Directors and the Chief Executive Officer of Resverlogix, and shall meet separately with the Chief Financial Officer of Resverlogix to review any problems or difficulties he or she may have encountered in the performance of his or her responsibilities and report to the Board of Directors on such meetings.

(d) **Oversight in Respect of the Independent Auditor**

(i) meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(ii) review annually the independent auditor's formal written statement of independence delineating all relationships between itself and Resverlogix and review all such relationships;

(iii) receive confirmation from the independent auditor as to its standing as a "participating audit firm" and its compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board as those concepts are set forth in National Instrument 52-108 of the Canadian Securities Administrators;

(iv) review and evaluate the independent auditor, including the lead partner of the independent auditor team;

(v) meet separately with the independent auditor to review with them any problems or difficulties they may have encountered and specifically:

A. any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management of Resverlogix; and

B. any changes required in the planned scope of the audit;

and report to the Board of Directors on such meetings;

(vi) review the engagement reports of the independent auditor on unaudited financial statements of Resverlogix; and

(vii) review and approve Resverlogix's hiring policies regarding partners, employees, former partners and former employees of Resverlogix's present and former independent auditor.

(e) **Oversight in Respect of Audit and Non-Audit Services**

(i) have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, other than non-audit services where:

A. the aggregate amount of all such non-audit services provided to Resverlogix or its subsidiaries constitutes not more than 5% of the total amount of fees paid by Resverlogix (and its subsidiaries) to the independent auditor during the fiscal year in which the non-audit services are provided;

B. such services were not recognized by Resverlogix (or any subsidiary) at the time of the engagement to be non-audit services; and

C. such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee; and

(ii) delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section; provided that the decision of any member to whom authority is delegated to pre-approve an activity shall be presented to the Committee at the first scheduled meeting following such decision, and provided further that, if the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section

(f) **Oversight in Respect of Certain Policies**

(i) establish procedures for: (a) the receipt, retention and treatment of complaints received by Resverlogix regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of Resverlogix of concerns regarding questionable accounting or auditing matters; and

(ii) periodically review Resverlogix's public disclosure policy.

20. <u>Self-Evaluation</u>

The Committee shall conduct an annual performance self-evaluation and shall report to the Board the results of the self-evaluation.

21. Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

22. Review of Committee's Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board of Directors.

23. Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Resverlogix's financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management of Resverlogix and the independent auditor. The Committee and its Chair are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial risk and control related activities of Resverlogix, and are specifically not accountable nor responsible for the day to day operation or performance of such activities. The role of all Committee members is to oversee the process, not to certify or guarantee the accuracy or completeness of the external audit of Resverlogix's financial information or public disclosure.

ResVerlogix

www.resverlogix.com

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

35003

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix Collaborates NexVas™ AD Program with Leading Alzheimer's Researcher at Sun Health Research Institute

Dr. Larry Sparks first to identify the link between cholesterol and Alzheimer's disease

Calgary, AB June 19, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that it has signed a collaborative research agreement with Dr. Larry Sparks of the Sun Health Research Institute (SHRI) to study Resverlogix's novel ApoA-I enhancing therapy for the treatment of Alzheimer's Disease (AD).

"My previous clinical trial data in AD patients coupled with findings in animal studies clearly indicate that raising ApoA-I/HDL levels could be of benefit in treating and perhaps preventing the dementing disorder. I look forward to working with Resverlogix and their novel ApoA-I therapy, NexVas™ AD, as a potential new approach for the treatment for Alzheimer's and cognitive impairment," stated Larry Sparks, Ph.D. senior scientist and head of the Dr. Ralph and Muriel Roberts Laboratory for Neurodegenerative Disease Research at Sun Health Research Institute.

Dr Jan Johansson, Senior Vice President of Clinical Affairs of Resverlogix stated, "We are pleased to begin work with Dr. Sparks who is the pioneer in the field of Alzheimer's and its relationship to lipids, including ApoA-I and HDL. There is a growing body of evidence that has demonstrated the protective role of ApoA-I in neurodegenerative diseases such as Alzheimer's."

Dr. Sparks was the first to discover the neuropathologic link between cholesterol and Alzheimer's disease. In a three-year study at the Institute's Cleo Roberts Center for Clinical Research it was confirmed in nationwide clinical trials that elevated cholesterol levels might predict which aging seniors are more at risk of developing Alzheimer's disease. In a separate study directed by Dr. Sparks, it was demonstrated that Lipitor®, a cholesterol-lowering medication, slows the progression and reduces the deterioration of Alzheimer's Disease.

For more than 20 years Sun Health Research Institute (SHRI) has been a leader nationally and internationally in the effort to find answers to disorders related to aging including Alzheimer's disease, Parkinson's disease, arthritis and prostate cancer. The Institute, founded in 1986, together with its Arizona consortium partners, has been designated by the National Institutes of Health as one of just 29 Alzheimer's Disease Centers in the United States. SHRI's Cleo Roberts Center for Clinical Research takes laboratory discoveries to clinical trials that foster hope for new treatments. SHRI is affiliated with the Sun Health non-profit community healthcare network.

Neurodegenerative diseases such as Alzheimer's are one of the most debilitating in the developed world with an estimated prevalence in the United States alone to grow to 15 million people in the US alone by 2050. In a report commissioned by the Alzheimer's Association, caregiver costs in the United States are estimated at US $36.5 billion which includes loss of productivity, absenteeism and worker replacement. The indirect costs of AD would also be greatly reduced; it is estimated that one-half to two-thirds of the cost of AD care stems from unpaid caregivers (often family members), who spend 16-35 hours per week looking after a person with AD. These figures underscore the importance of developing new therapies to aide in the socioeconomic burden of AD.

About Resverlogix Corp.

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Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that enhance ApoA-I to address atherosclerosis, the main underlying cause of cardiovascular disease (CVD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

35003

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

June 19, 2007

3. News Release

June 19, 2007 via Marketwire.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that it has signed a collaborative research agreement with Dr. Larry Sparks of the Sun Health Research Institute (SHRI) to study Resverlogix's novel ApoA-I enhancing therapy for the treatment of Alzheimer's Disease (AD).

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that it has signed a collaborative research agreement with Dr. Larry Sparks of the Sun Health Research Institute (SHRI) to study Resverlogix's novel ApoA-I enhancing therapy for the treatment of Alzheimer's Disease (AD).

Dr. Sparks was the first to discover the neuropathologic link between cholesterol and Alzheimer's disease. In a three-year study at the Institute's Cleo Roberts Center for Clinical Research it was confirmed in nationwide clinical trials that elevated cholesterol levels might predict which aging seniors are more at risk of developing Alzheimer's disease. In a separate study directed by Dr. Sparks, it was demonstrated that Lipitor®, a cholesterol-lowering medication, slows the progression and reduces the deterioration of Alzheimer's Disease.

For more than 20 years Sun Health Research Institute (SHRI) has been a leader nationally and internationally in the effort to find answers to disorders related to aging including Alzheimer's disease, Parkinson's disease, arthritis and prostate cancer. The Institute, founded in 1986, together with its Arizona consortium partners, has been designated by the National Institutes of Health as one of just 29 Alzheimer's Disease Centers in the United States. SHRI's Cleo Roberts Center for Clinical Research takes laboratory discoveries to clinical trials that foster hope for new treatments. SHRI is affiliated with the Sun Health non-profit community healthcare network.

Neurodegenerative diseases such as Alzheimer's are one of the most debilitating in the developed world with an estimated prevalence in the United States alone to grow to 15 million people in the US alone by 2050. In a report commissioned by the Alzheimer's Association, caregiver costs in the United States are estimated at US $36.5 billion which includes loss of productivity, absenteeism and worker replacement. The indirect costs of AD would also be greatly reduced; it is estimated that one-half to two-thirds of the cost of AD care stems from unpaid caregivers (often family members), who spend 16-35 hours per week looking after a person with AD. These figures underscore the importance of developing new therapies to aide in the socioeconomic burden of AD.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

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7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

June 19, 2007

35003

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

RECEIVED
2007 JUL 10 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reporting Issuer Name: RESVERLOGIX CORP.

Fiscal year end date used To calculate capitalization: APRIL 30, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	24,098,031	(i)
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$11.70	(ii)
Market value of class or series	(i) x (ii) =	$281,946,962.70(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A (B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)	N/A (C)
(Repeat for each class or series of securities)	N/A (D)

Capitalization
(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = $281,946,962.70

Participation Fee **$14,700.00**
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation Fee x Number of entire months remaining In the issuer's fiscal year / 12 = N/A

Late Fee, if applicable
(As determined under section 2.5 of the Rule) N/A

35003

RECEIVED

2007 JUL 10 A 9:20

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Kelly McNeill, Chief Financial Officer of ResVerlogiX Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ResVerlogiX Corp. (the issuer) for the period ending April 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2007

(signed) *"Kelly McNeill"*
Kelly McNeill
Chief Financial Officer

35003

BEST AVAILABLE COPY

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Donald J. McCaffrey, President and CEO of ResVerlogiX Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ResVerlogiX Corp. (the issuer) for the period ending April 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2007

(signed) *"Donald J. McCaffrey"*
Donald J. McCaffrey
President and Chief Executive Officer

END